UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  _____________________________________________________________
FORM 6-K
  _____________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2020
Commission file number 1-32479
  _____________________________________________________________
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
   _____________________________________________________________
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
   _____________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2020

ITEM 1 – FINANCIAL STATEMENTS
TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (notes 1 and 2)
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Voyage revenues (notes 6 and 10a)	148,205	153,060	288,092	302,804
Voyage expenses	(5,329)	(6,023)	(7,646)	(11,798)
Vessel operating expenses (note 10a)	(28,407)	(27,457)	(54,511)	(53,558)
Time-charter hire expenses (notes 5b and 10a)	(5,368)	(3,080)	(11,290)	(8,671)
Depreciation and amortization	(31,629)	(35,338)	(64,268)	(69,464)
General and administrative expenses (note 10a)	(7,883)	(5,667)	(14,050)	(12,299)
Write-down of vessels (note 15)	—	—	(45,000)	—
Restructuring charges (note 14)	—	(818)	—	(2,976)
Income from vessel operations	69,589	74,677	91,327	144,038
Equity income (notes 7 and 10a)	32,155	1,738	32,528	7,316
Interest expense	(35,143)	(41,018)	(71,847)	(83,235)
Interest income (note 7)	1,697	960	4,067	2,038
Realized and unrealized loss on non-designated derivative instruments (note 11)	(8,516)	(7,826)	(28,987)	(14,443)
Foreign currency exchange loss (notes 8 and 11)	(11,624)	(7,243)	(6,885)	(7,974)
Other expense (note 3b)	(679)	(487)	(1,040)	(236)
Net income before income tax expense	47,479	20,801	19,163	47,504
Income tax recovery (expense) (note 9)	1,804	(1,749)	(708)	(4,327)
Net income	49,283	19,052	18,455	43,177
Non-controlling interest in net income	4,349	2,617	6,515	5,125
Preferred unitholders' interest in net income	6,425	6,425	12,850	12,850
General partner's interest in net income (loss)	713	200	(76)	504
Limited partners’ interest in net income (loss)	37,796	9,810	(834)	24,698
Limited partners’ interest in net income (loss) per common unit (note 13):
• Basic	0.46	0.12	(0.01)	0.31
• Diluted	0.46	0.12	(0.01)	0.31
Weighted-average number of common units outstanding (note 13):
• Basic	82,197,665	78,603,636	79,629,623	78,600,342
• Diluted	82,262,235	78,685,537	79,629,623	78,682,263

Related party transactions (note 10)

Subsequent events (note 17)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (note 2)
(in thousands of U.S. Dollars)

	Three Months Ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Net income	49,283	19,052	18,455	43,177
Other comprehensive loss:
Other comprehensive loss before reclassifications
Unrealized loss on qualifying cash flow hedging instruments, net of tax	(11,081)	(30,749)	(68,634)	(52,238)
Amounts reclassified from accumulated other comprehensive loss, net of tax
To equity income:
Realized loss (gain) on qualifying cash flow hedging instruments	2,427	(197)	5,931	(697)
To interest expense:
Realized loss (gain) on qualifying cash flow hedging instruments (note 11)	482	(157)	634	(408)
Other comprehensive loss	(8,172)	(31,103)	(62,069)	(53,343)
Comprehensive income (loss)	41,111	(12,051)	(43,614)	(10,166)
Non-controlling interest in comprehensive income (loss)	4,033	1,242	3,447	2,900
Preferred unitholders' interest in comprehensive income (loss)	6,425	6,425	12,850	12,850
General and limited partners' interest in comprehensive income (loss)	30,653	(19,718)	(59,911)	(25,916)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (note 2)
(in thousands of U.S. Dollars)

	As at June 30, 2020	As at December 31, 2019
	$	$
ASSETS
Current
Cash and cash equivalents	226,328	160,221
Restricted cash – current (note 16a)	11,544	53,689
Accounts receivable, including non-trade of $6,844 (2019 – $10,688)	9,694	13,460
Prepaid expenses	10,891	6,796
Current portion of derivative assets (note 11)	—	355
Current portion of net investments in direct financing and sales-type leases, net (notes 3b and 6)	14,014	273,986
Advances to affiliates (note 10b)	3,025	5,143
Other current assets	237	238
Total current assets	275,733	513,888

Restricted cash – long-term (note 16a)	54,603	39,381

Vessels and equipment
At cost, less accumulated depreciation of $711,352 (2019 – $711,758)	1,256,434	1,335,397
Vessels related to finance leases, at cost, less accumulated depreciation of $133,557 (2019 – $109,853) (note 5a)	1,675,168	1,691,945
Operating lease right-of-use assets (note 5b)	27,568	34,157
Total vessels and equipment	2,959,170	3,061,499
Investments in and advances, net to equity-accounted joint ventures (notes 3b and 7)	1,082,346	1,155,316
Net investments in direct financing and sales-type leases, net (notes 3b and 6)	525,812	544,823
Other assets	17,633	14,738
Derivative assets (note 11)	—	1,834
Intangible assets – net	38,938	43,366
Goodwill	34,841	34,841
Total assets	4,989,076	5,409,686

LIABILITIES AND EQUITY
Current
Accounts payable	4,270	5,094
Accrued liabilities (notes 11 and 14)	79,832	76,752
Unearned revenue (note 6)	30,185	28,759
Current portion of long-term debt (note 8)	295,282	393,065
Current obligations related to finance leases (note 5a)	70,955	69,982
Current portion of operating lease liabilities (note 5b)	13,681	13,407
Current portion of derivative liabilities (note 11)	34,997	38,458
Advances from affiliates (note 10b)	18,271	7,003
Total current liabilities	547,473	632,520
Long-term debt (note 8)	1,263,202	1,438,331
Long-term obligations related to finance leases (note 5a)	1,305,056	1,340,922
Long-term operating lease liabilities (note 5b)	13,887	20,750
Derivative liabilities (note 11)	88,336	51,006
Other long-term liabilities (note 12b)	52,635	49,182
Total liabilities	3,270,589	3,532,711
Commitments and contingencies (notes 5, 8, 11 and 12)

Equity
Limited partners - common units (Unlimited units authorized; 86.9 million units and 77.5 million units issued and outstanding at June 30, 2020 and December 31, 2019, respectively)	1,447,690	1,543,598
Limited partners - preferred units (11.9 million units authorized; 11.8 million units issued and outstanding at June 30, 2020 and December 31, 2019)	285,159	285,159
General partner	45,868	50,241
Accumulated other comprehensive loss	(116,313)	(57,312)
Partners' equity	1,662,404	1,821,686
Non-controlling interest	56,083	55,289
Total equity	1,718,487	1,876,975
Total liabilities and total equity	4,989,076	5,409,686
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (note 2)
(in thousands of U.S. Dollars)

	Six months ended June 30,
	2020	2019
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	18,455	43,177
Non-cash and non-operating items:
Unrealized loss on non-designated derivative instruments (note 11)	22,173	9,666
Depreciation and amortization	64,268	69,464
Write-down of vessels (note 15)	45,000	—
Unrealized foreign currency exchange loss including the effect of the settlement of cross currency swaps (note 11)	3,660	4,727
Equity income, net of dividends received $14,852 (2019 – $17,274)	(17,676)	9,958
Amortization of deferred financing issuance costs included in interest expense	3,001	5,170
Other non-cash items	1,823	3,828
Change in non-cash operating assets and liabilities:
Receipts from direct financing and sales-type leases	267,463	6,050
Expenditures for dry docking	(1,927)	(6,335)
Other non-cash operating assets and liabilities	17,621	(28,827)
Net operating cash flow	423,861	116,878

Proceeds from issuance of long-term debt	446,650	126,263
Scheduled repayments of long-term debt and settlement of related swaps (note 11)	(194,831)	(66,310)
Prepayments of long-term debt	(525,021)	(168,787)
Financing issuance costs	(2,601)	(989)
Proceeds from financing related to sales and leaseback of vessels	—	158,680
Scheduled repayments of obligations related to finance leases	(34,893)	(33,855)
Repurchase of common units (note 13)	(15,635)	(12,056)
Cash distributions paid	(47,295)	(39,315)
Acquisition of non-controlling interest in certain of the Partnership's subsidiaries (note 10d)	(2,219)	—
Dividends paid to non-controlling interest	—	(55)
Net financing cash flow	(375,845)	(36,424)

Expenditures for vessels and equipment	(8,832)	(82,575)
Capital contributions and advances to equity-accounted joint ventures	—	(15,555)
Net investing cash flow	(8,832)	(98,130)

Increase (decrease) in cash, cash equivalents and restricted cash	39,184	(17,676)
Cash, cash equivalents and restricted cash, beginning of the period	253,291	222,864
Cash, cash equivalents and restricted cash, end of the period	292,475	205,188
Supplemental cash flow information (notes 10e and 16)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY (note 2)
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners
	Common Units	Common Units	Preferred Units	Preferred Units	General Partner	Accumulated Other Comprehensive Loss	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2019	77,510	1,543,598	11,800	285,159	50,241	(57,312)	55,289	1,876,975
Net (loss) income	—	(38,630)	—	6,425	(789)	—	2,166	(30,828)
Other comprehensive loss	—	—	—	—	—	(51,145)	(2,752)	(53,897)
Distributions declared:
Common units ($0.19 per unit)	—	(14,713)	—	—	(300)	—	—	(15,013)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Change in accounting policy (note 2)	—	(49,810)	—	—	(1,016)	—	(2,474)	(53,300)
Equity-based compensation	35	208	—	—	4	—	—	212
Other (note 10d)	—	629	—	—	12	—	(179)	462
Repurchase of common units (note 13)	(1,373)	(15,322)	—	—	(313)	—	—	(15,635)
Balance as at March 31, 2020	76,172	1,425,960	11,800	285,159	47,839	(108,457)	52,050	1,702,551
Net income	—	37,796	—	6,425	713	—	4,349	49,283
Other comprehensive loss	—	—	—	—	—	(7,856)	(316)	(8,172)
Distributions declared:
Common units ($0.25 per unit)	—	(19,043)	—	—	(389)	—	—	(19,432)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Equity-based compensation, net of withholding tax of $0.4 million	6	669	—	—	13	—	—	682
Issuance of common units (notes 10e and 13)	10,750	2,308	—	—	(2,308)	—	—	—
Balance as at June 30, 2020	86,928	1,447,690	11,800	285,159	45,868	(116,313)	56,083	1,718,487

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY (note 2)
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners
	Common Units	Common Units	Preferred Units	Preferred Units	General Partner	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2018	79,361	1,496,107	11,800	285,159	49,271	2,717	49,343	1,882,597
Net income	—	14,888	—	6,425	304	—	2,508	24,125
Other comprehensive loss	—	—	—	—	—	(21,390)	(850)	(22,240)
Distributions declared:
Common units ($0.14 per unit)	—	(10,997)	—	—	(224)	—	—	(11,221)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(20)	(20)
Change in accounting policy	—	1,777	—	—	37	(4,831)	—	(3,017)
Equity-based compensation, net of nominal withholding tax	81	810	—	—	17	—	—	827
Repurchase of common units (note 13)	(815)	(9,307)	—	—	(190)	—	—	(9,497)
Balance as at March 31, 2019	78,627	1,493,278	11,800	285,159	49,215	(23,504)	50,981	1,855,129
Net income	—	9,810	—	6,425	200	—	2,617	19,052
Other comprehensive loss	—	—	—	—	—	(29,728)	(1,375)	(31,103)
Distributions declared:
Common units ($0.19 per unit)	—	(14,939)	—	—	(305)	—	—	(15,244)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(35)	(35)
Equity-based compensation, net of withholding tax of $0.5 million	1	(125)	—	—	(3)	—	—	(128)
Repurchase of common units (note 13)	(187)	(2,508)	—	—	(51)	—	—	(2,559)
Balance as at June 30, 2019	78,441	1,485,516	11,800	285,159	49,056	(53,232)	52,188	1,818,687
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of Teekay LNG Partners L.P. (or the Partnership), which is a limited partnership formed under the laws of the Republic of the Marshall Islands, its wholly-owned and controlled subsidiaries and any variable interest entities (or VIEs) of which it is the primary beneficiary.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited interim consolidated financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2019, which are included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (or SEC) on April 9, 2020. In the opinion of management of Teekay GP L.L.C., the general partner of the Partnership (or the General Partner), these unaudited interim consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. Certain comparative figures have been reclassified to conform to the presentation adopted in the current period relating to certain expenses reclassified from income tax recovery (expense) to other expense which resulted in an increase in other expense of $0.7 million, and an offsetting decrease in income tax recovery (expense) for the three and six months ended June 30, 2019, respectively.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is possible that the amounts recorded as derivative liabilities could vary by material amounts prior to their settlement.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 pandemic may have direct or indirect impact on the Partnership's business and the related financial reporting implications cannot be reasonably estimated at this time, though could materially affect the Partnership's business, results of operations and financial condition in the future. At this time, the Partnership has not yet experienced any material negative impacts to its business, results of operations, or financial position as a result of COVID-19, other than it being a contributing factor to the write-down of six of the Partnership's multi-gas vessels during the six months ended June 30, 2020 as described in Note 15.

2.	Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update (or ASU) 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduced a new credit loss methodology, which requires earlier recognition of potential credit losses, while also providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaced multiple existing impairment methods under previous GAAP for these types of assets, which generally required that a loss be incurred before it was recognized.

The Partnership adopted this update on January 1, 2020 with a modified-retrospective approach, whereby a cumulative-effect adjustment was made to reduce partner's equity on January 1, 2020 without any retroactive application to prior periods. The Partnership's net investments in direct financing and sales-type leases, advances to equity-accounted joint ventures, guarantees of indebtedness of equity-accounted joint ventures and receivables related to non-operating lease revenue arrangements are subject to ASU 2016-13. On adoption, the Partnership decreased the carrying value of partners' equity by $50.8 million, investments in and advances to equity-accounted joint ventures by $40.0 million, net investments in direct financing and sales-type leases by $11.2 million and non-controlling interest by $2.5 million, and increased its other long-term liabilities by $2.1 million. The cumulative adjustment recorded on initial adoption of this update does not reflect an increase in credit risk exposure to the Partnership compared to previous periods presented.

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes (or ASU 2019-12), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The guidance becomes effective for annual reporting periods beginning after December 15, 2020 and interim periods within those fiscal years with early adoption permitted, including adoption in any interim period. The Partnership is currently evaluating the effect of adopting this new guidance.
In March 2020, the FASB issued ASU 2020-04 - Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (or ASU 2020-04). This ASU provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or "LIBOR"). This ASU applies only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. This ASU is effective through December 31, 2022. The Partnership is currently evaluating the effect of adopting this new guidance.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

3.	Financial Instruments

a) Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Item 18 – Financial Statements: Note 3 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2019. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

		June 30, 2020		December 31, 2019
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash (note 16a)	Level 1	292,475	292,475	253,291	253,291
Derivative instruments (note 11)
Interest rate swap agreements – assets	Level 2	—	—	2,210	2,210
Interest rate swap agreements – liabilities	Level 2	(81,488)	(81,488)	(50,447)	(50,447)
Foreign currency contracts	Level 2	—	—	(202)	(202)
Cross currency swap agreements – liabilities	Level 2	(46,179)	(46,179)	(42,104)	(42,104)
Other:
Loans to equity-accounted joint ventures (note 7)	(i)	125,641	(i)	126,546	(i)
Long-term debt – public (note 8)	Level 1	(212,088)	(212,749)	(345,824)	(358,005)
Long-term debt – non-public (note 8)	Level 2	(1,346,396)	(1,348,032)	(1,485,572)	(1,474,208)
Obligations related to finance leases (note 5a)	Level 2	(1,376,011)	(1,475,031)	(1,410,904)	(1,434,910)

(i)
The advances to equity-accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these unaudited consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

b)     Credit Losses

The Partnership's exposure to potential credit losses primarily includes its three direct financing leases, its two loans to equity-accounted joint ventures and its guarantees of its proportionate share of secured loan facilities and finance leases of five of its equity-accounted joint ventures. In addition, the Partnership's exposure to potential credit losses includes direct financing and sales-types leases for 18 LNG carriers, one floating storage unit (or FSU) and an LNG regasification terminal within five of its equity-accounted joint ventures, consisting of the Yamal LNG Joint Venture, the Bahrain LNG Joint Venture, the Pan Union Joint Venture, the RasGas III Joint Venture and the Angola Joint Venture. See Item 18 – Financial Statements: Note 7a to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2019 for a description of these equity-accounted joint ventures.

The following table includes the amortized cost basis of the Partnership’s direct interests in financing receivables and net investment in direct financing leases by class of financing receivables and by period of origination and their associated credit quality.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	Amortized Cost Basis by Origination Year
	Credit Quality Grade (1)	2018	2016	Prior to 2016	Total
As at June 30, 2020		$	$	$	$
Direct financing leases
Tangguh Hiri and Tangguh Sago	Performing	—	—	338,305	338,305
Bahrain Spirit	Performing	213,041	—	—	213,041
		213,041	—	338,305	551,346
Loans to equity-accounted joint ventures
Exmar LPG Joint Venture	Performing	—	—	52,266	52,266
Bahrain LNG Joint Venture	Performing	—	73,375	—	73,375
		—	73,375	52,266	125,641
		213,041	73,375	390,571	676,987

(1)
The Partnership's credit quality grades are based on internal risk credit ratings whereby a credit quality grade of performing is consistent with a low likelihood of loss. The Partnership assesses the credit quality of its direct financing leases and loan to the Exmar LPG Joint Venture on whether there are no past due payments (30 days late), no concessions granted to the counterparties and whether the Partnership is aware of any other information that would indicate that there is a material increase of likelihood of loss. The same policy is applied by the equity-accounted joint ventures. As at June 30, 2020, all direct financing and sales-type leases held by the Partnership’s equity-accounted joint ventures had a credit quality grade of performing. The Partnership assesses the credit quality of its loan to the Bahrain LNG Joint Venture based on whether there are any past due payments from the Bahrain LNG Joint Venture’s primary customer, whether the Bahrain LNG Joint Venture has granted any concessions to its primary customer and whether the Partnership is aware of any other information that would indicate that there is a material increase of likelihood of loss.

Changes in the Partnership's allowance for credit losses for the three and six months ended June 30, 2020 are as follows:

	Direct financing leases (1) $	Direct financing and sales-type leases and other within equity-accounted joint ventures (1) $	Loans to equity-accounted joint ventures (2) $	Guarantees of debt (3) $	Total $
As at January 1, 2020	11,155	36,292	3,714	2,139	53,300
Provision for expected credit losses	(100)	8,980	—	—	8,880
As at March 31, 2020	11,055	45,272	3,714	2,139	62,180
Provision for expected credit losses	465	(423)	83	(288)	(163)
As at June 30, 2020	11,520	44,849	3,797	1,851	62,017

(1)
The credit loss provision related to the lease receivable component of the net investment in direct financing and sales-type leases is based on an internal historical loss rate, as adjusted when asset specific risk characteristics of the existing lease receivables at the reporting date are not consistent with those used to measure the internal historical loss rate and as further adjusted when management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. During the six months ended June 30, 2020, two LNG project counterparties maintained investment grade credit ratings. As such, the internal historical loss rate used to determine the credit loss provision at both January 1, 2020 and June 30, 2020 was adjusted downwards to reflect a lower risk profile for these two LNG projects at such dates compared to the average LNG project used to determine the internal historical loss rate. In addition, the internal historical loss rate was adjusted upwards for one LNG project to reflect a lower credit rating for the counterparty, including consideration of the critical infrastructure nature of assets, and a second LNG project to reflect a larger risk of loss given default as the vessels servicing this project have fewer opportunities for redeployment compared to the Partnership’s other LNG carriers. The credit loss provision for the residual value component is based on a reversion methodology whereby the current estimated fair value of the vessel as depreciated to the end of the charter contract as compared to the expected carrying value, with such potential gain or loss on maturity being included in the credit loss provision in increasing magnitude on a straight-line basis the closer the contract is to its maturity. Risks related to the net investments in direct financing and sales-type leases consist of risks related to the underlying LNG projects and demand for LNG carriers at the end of the contracts. The provision for expected credit loss as at January 1, 2020 and June 30, 2020 has been developed in part based on the Partnership's understanding that LNG production is critical infrastructure. In addition, the provision for expected credit loss as at June 30, 2020, within the Partnership's

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

equity-accounted joint ventures reflects the commencement of the sales-type lease for the Bahrain regasification terminal and associated FSU in January 2020. The change in credit loss provision of $(0.4) million and $8.6 million for the three and six months ended June 30, 2020, respectively, relating to the direct financing and sales-type leases and other within the Partnership's equity-accounted joint ventures are included in equity income. The change in credit loss provision recorded for the Partnership's direct financing and sales-type leases, loans to equity-accounted joint ventures and guarantees of debt of $0.3 million and $0.2 million for the three and six months ended June 30, 2020, respectively, are included in other expense.

(2)
The determination of the credit loss provision for such loans is based an internal historical loss rate of the Partnership and its affiliates, as adjusted when asset specific risk characteristics of the existing loans at the reporting date are not consistent with those used to measure the internal historical loss rate and as further adjusted when management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. These two loans rank behind secured debt in each equity-accounted joint venture. As such, they are similar to equity in terms of risk. The Exmar LPG Joint Venture owns and charters-in LPG carriers with a primary focus on mid-size gas carriers. Their vessels are trading on the spot market or short-term charters. Adverse changes in the spot market for mid-size LPG carriers, as well as operating costs for such vessels, may impact the ability of the Exmar LPG Joint Venture to repay its loan to the Partnership. The Bahrain LNG Joint Venture owns an LNG receiving and regasification terminal in Bahrain. The ability of Bahrain LNG Joint Venture to repay its loan to the Partnership is primarily dependent upon the Bahrain LNG Joint Venture’s customer, a company owned by the Kingdom of Bahrain, fulfilling its obligations under the 20-year agreement, as well as Bahrain LNG Joint Venture’s ability to operate the terminal in accordance with the agreed upon operating criteria.

(3)
The determination of the credit loss provision for such guarantees was based on a probability of default and loss given default methodology. In determining the overall estimated loss from default as a percentage of the outstanding guaranteed share of secured loan facilities and finance leases, the Partnership considers current and future operational performance of the vessels securing the loan facilities and finance leases and current and future expectations of the proceeds that could be received from sale of the vessels securing the loan facilities and finance leases in comparison to the outstanding principal amount if the Partnership was called on its guarantees. See Note 7c relating to the guarantees the Partnership provides for its equity-accounted joint ventures.

4.	Segment Reporting

The Partnership has the following reportable segments, the LNG segment, LPG segment and the conventional tanker segment. The Partnership sold its two remaining conventional tankers, the Toledo Spirit and the Alexander Spirit, in January and October 2019, respectively.

The following tables include results for the Partnership’s segments for the periods presented in these unaudited consolidated financial statements.

	Three Months Ended June 30,
	2020
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	137,822	10,383	—	148,205
Voyage expenses	(806)	(4,523)	—	(5,329)
Vessel operating expenses	(24,599)	(3,808)	—	(28,407)
Time-charter hire expenses	(5,368)	—	—	(5,368)
Depreciation and amortization	(30,566)	(1,063)	—	(31,629)
General and administrative expenses(i)	(7,251)	(632)	—	(7,883)
Income from vessel operations	69,232	357	—	69,589
Equity income	27,795	4,360	—	32,155

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	Three Months Ended June 30,
	2019
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	141,833	8,858	2,369	153,060
Voyage (expenses) recoveries	(3,484)	(2,542)	3	(6,023)
Vessel operating expenses	(23,146)	(3,630)	(681)	(27,457)
Time-charter hire expenses	(3,080)	—	—	(3,080)
Depreciation and amortization	(33,139)	(2,030)	(169)	(35,338)
General and administrative expenses(i)	(5,051)	(345)	(271)	(5,667)
Restructuring charges	—	—	(818)	(818)
Income from vessel operations	73,933	311	433	74,677
Equity income (loss)	3,377	(1,639)	—	1,738

	Six Months Ended June 30,
	2020
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	270,392	17,700	—	288,092
Voyage expenses	(1,835)	(5,811)	—	(7,646)
Vessel operating expenses	(46,691)	(7,820)	—	(54,511)
Time-charter hire expenses	(11,290)	—	—	(11,290)
Depreciation and amortization	(61,158)	(3,110)	—	(64,268)
General and administrative expenses(i)	(13,004)	(1,046)	—	(14,050)
Write-down of vessels	—	(45,000)	—	(45,000)
Income (loss) from vessel operations	136,414	(45,087)	—	91,327
Equity income	27,977	4,551	—	32,528

	Six Months Ended June 30,
	2019
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	279,655	18,018	5,131	302,804
Voyage (expenses) recoveries	(4,722)	(7,212)	136	(11,798)
Vessel operating expenses	(43,701)	(7,982)	(1,875)	(53,558)
Time-charter hire expenses	(8,671)	—	—	(8,671)
Depreciation and amortization	(64,825)	(3,951)	(688)	(69,464)
General and administrative expenses(i)	(11,014)	(908)	(377)	(12,299)
Restructuring charges	—	—	(2,976)	(2,976)
Income (loss) from vessel operations	146,722	(2,035)	(649)	144,038
Equity income (loss)	10,870	(3,554)	—	7,316

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	June 30, 2020	December 31, 2019
	$	$
Total assets of the liquefied natural gas segment	4,482,374	4,924,627
Total assets of the liquefied petroleum gas segment	277,349	319,695
Unallocated:
Cash and cash equivalents	226,328	160,221
Advances to affiliates	3,025	5,143
Consolidated total assets	4,989,076	5,409,686

5.	Chartered-in Vessels

a) Obligations related to Finance Leases

	June 30, 2020 $	December 31, 2019 $
Total obligations related to finance leases	1,376,011	1,410,904
Less current portion	(70,955)	(69,982)
Long-term obligations related to finance leases	1,305,056	1,340,922

As at June 30, 2020 and December 31, 2019, the Partnership was a party to finance leases on nine LNG carriers. These nine LNG carriers were sold by the Partnership to third parties (or Lessors) and leased back under 7.5 to 15-year bareboat charter contracts ending in 2026 through to 2034. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.1%. The bareboat charter contracts are presented as obligations related to finance leases on the Partnership's consolidated balance sheets and have purchase obligations at the end of the lease terms.

The obligations of the Partnership under the bareboat charter contracts for the nine LNG carriers are guaranteed by the Partnership. The guarantee agreements require the Partnership to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. These covenants are the same as the Partnership's other corporate debt covenants (see Note 8). As at June 30, 2020, the Partnership was in compliance with all covenants in respect of the obligations related to its finance leases.

As at June 30, 2020, the remaining commitments related to the financial liabilities of these nine LNG carriers including the amounts to be paid for the related purchase obligations, approximated $1.8 billion, including imputed interest of $435.3 million, repayable through 2034, as indicated below:

Commitments as at
Year	June 30, 2020
Remainder of 2020	$69,886
2021	$138,601
2022	$136,959
2023	$135,459
2024	$132,011
Thereafter	$1,198,366

b) Operating Leases

The Partnership has chartered a vessel from its 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture) on a time-charter-in contract, whereby the MALT Joint Venture provides use of the vessel to the Partnership and operates the vessel for the Partnership.

As at June 30, 2020, minimum commitments to be incurred by the Partnership relating to its time-charter-in contract with the MALT Joint Venture were approximately $12.0 million (remainder of 2020), $23.7 million (2021) and $11.1 million (2022). As noted in Note 12b, these amounts do not include commitments relating to two vessels owned by Teekay BLT Corporation (or the Tangguh Joint Venture).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

6.	Revenue

The Partnership’s primary source of revenue is chartering its vessels to customers. The Partnership utilizes three primary forms of contracts consisting of time-charter contracts, voyage charter contracts and bareboat charter contracts. For a description of these contracts, see Item 18 – Financial Statements: Note 6 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2019.

Revenue Table

The following tables contain the Partnership’s total revenue for the three and six months ended June 30, 2020 and 2019, by contract type and by segment.

	Three Months Ended June 30, 2020
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	135,761	—	—	135,761
Voyage charters	—	10,383	—	10,383
Management fees and other income	2,061	—	—	2,061
	137,822	10,383	—	148,205

	Three Months Ended June 30, 2019
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	133,684	—	2,369	136,053
Voyage charters	—	8,858	—	8,858
Bareboat charters	6,129	—	—	6,129
Management fees and other income	2,020	—	—	2,020
	141,833	8,858	2,369	153,060

	Six Months Ended June 30, 2020
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	266,306	—	—	266,306
Voyage charters	—	17,700	—	17,700
Management fees and other income	4,086	—	—	4,086
	270,392	17,700	—	288,092

	Six Months Ended June 30, 2019
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	264,459	—	5,131	269,590
Voyage charters	—	18,018	—	18,018
Bareboat charters	12,191	—	—	12,191
Management fees and other income	3,005	—	—	3,005
	279,655	18,018	5,131	302,804

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

The following table contains the Partnership’s total revenue for the three and six months ended June 30, 2020 and 2019, by contracts or components of contracts accounted for as leases and those not accounted for as leases:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	127,289	131,062	246,888	260,822
Interest income on lease receivables	12,595	12,969	25,261	25,763
Variable lease payments - cost reimbursements(1)	1,263	1,295	2,320	1,975
	141,147	145,326	274,469	288,560
Non-lease revenue
Non-lease revenue - related to sales-type or direct financing leases	4,997	5,714	9,537	11,239
Management fees and other income	2,061	2,020	4,086	3,005
	7,058	7,734	13,623	14,244
Total	148,205	153,060	288,092	302,804

(1)
Reimbursements for vessel operating expenditures and dry-docking expenditures received from the Partnership's customers relating to such costs incurred by the Partnership to operate the vessel for the customer pursuant to charters accounted for as operating leases.

Net Investments in Direct Financing Leases and Sales-Type Leases

As at June 30, 2020, the Partnership had three LNG carriers, excluding the vessels in its equity-accounted joint ventures, that are accounted for as direct financing leases. For a description of the Partnership's LNG carriers accounted for as direct financing leases, see Item 18 – Financial Statements: Note 6 to the Partnership's audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2019.

As at December 31, 2019, the Partnership had two additional LNG carriers, the WilForce and the WilPride, that were chartered to Awilco LNG ASA (or Awilco) which were accounted for as sales-type leases. In January 2020, Awilco purchased both LNG carriers from the Partnership and paid the Partnership the associated purchase obligation, deferred hire amounts and interest on deferred hire amounts thereon, totaling over $260 million relating to these two vessels.

As at June 30, 2020, estimated lease payments to be received by the Partnership related to its direct financing leases in each of the next five years were approximately $32.3 million (remainder of 2020), $64.2 million (2021), $64.2 million (2022), $64.0 million (2023), $64.3 million (2024) and an aggregate of $510.6 million thereafter. The leases are scheduled to end between 2029 and 2039.

Operating Leases

As at June 30, 2020, the minimum scheduled future rentals to be received by the Partnership in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $267.7 million (remainder of 2020), $475.8 million (2021), $371.7 million (2022), $307.0 million (2023), and $250.8 million (2024). Minimum scheduled future rentals on operating lease contracts do not include rentals from vessels in the Partnership’s equity-accounted joint ventures, rentals from unexercised option periods of contracts that existed on June 30, 2020, variable or contingent rentals, or rentals from contracts which were entered into or commenced after June 30, 2020. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.

Contract Liabilities

As at June 30, 2020, the Partnership had $26.4 million of advanced payments recognized as contract liabilities included in unearned revenue (December 31, 2019 – $24.9 million, June 30, 2019 – $20.8 million and January 1, 2019 – $26.4 million). The Partnership recognized $22.0 million and $20.3 million of revenue for the three months ended June 30, 2020 and 2019, respectively, that was recognized as a contract liability at the beginning of such three-month periods. The Partnership recognized $24.9 million and $26.4 million of revenue for the six months ended June 30, 2020 and 2019, respectively, that was recognized as a contract liability at the beginning of such six-month periods.

7. Equity-Accounted Joint Ventures

For a description of the Partnership's equity-accounted joint ventures, see Item 18 - Financial Statements: Note 7a in the Partnership's audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2019. The Partnership's potential credit losses associated with its equity-accounted joint ventures are described in Note 3b and are excluded from the amounts in this note.

a) As of June 30, 2020 and December 31, 2019, the Partnership had loans outstanding to the Exmar LPG Joint Venture, in which the Partnership has a 50% ownership interest, of $52.3 million. These advances bear interest at LIBOR plus 0.50% and have no fixed repayment terms. For the three and six months ended June 30, 2020, interest earned on these loans amounted to $0.3 million and $0.6 million, respectively,

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

(three and six months ended June 30, 2019 – $0.4 million and $0.8 million, respectively) and is included in interest income in the Partnership's consolidated statements of income. As of June 30, 2020 and December 31, 2019, the interest accrued on these advances was $nil and $0.3 million, respectively. Both the advances and the accrued interest on these advances are included in investments in and advances, net to equity-accounted joint ventures in the Partnership’s consolidated balance sheets.

b) As of June 30, 2020 and December 31, 2019, the Partnership had loans outstanding to the Bahrain LNG Joint Venture, in which the Partnership has a 30% ownership interest, of $73.4 million. These advances bear interest at 6.0%. For the three and six months ended June 30, 2020, interest earned on these loans amounted to $1.1 million and $2.2 million, respectively (three and six months ended June 30, 2019 – $0.9 million and $1.8 million, respectively). For the three and six months ended June 30, 2020, the interest earned was included in interest income in the Partnership’s consolidated statements of income and for the three and six months ended June 30, 2019, the interest earned was capitalized as part of investments in and advances to equity-accounted joint ventures in the Partnership's consolidated balance sheets. As of June 30, 2020 and December 31, 2019, the interest accrued on these advances was $2.8 million and $0.5 million, respectively. Both the advances and the accrued interest on these advances are included in investments in and advances, net to equity-accounted joint ventures in the Partnership’s consolidated balance sheets.

c) The Partnership guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for its equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at June 30, 2020 was $1.4 billion. As of the date these unaudited consolidated financial statements were issued, the Partnership's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that the Partnership guarantees.

8. Long-Term Debt

	June 30, 2020	December 31, 2019
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due in 2022	286,594	212,000
U.S. Dollar-denominated Term Loans and Bonds due from 2020 to 2030	916,079	1,114,707
Norwegian Krone-denominated Bonds due from 2021 to 2023	212,985	347,163
Euro-denominated Term Loans due from 2023 to 2024	153,200	165,376
Other U.S. Dollar-denominated Loans	446	3,300
Total principal	1,569,304	1,842,546
Unamortized discount and debt issuance costs	(10,820)	(11,150)
Total debt	1,558,484	1,831,396
Less current portion	(295,282)	(393,065)
Long-term debt	1,263,202	1,438,331

As at June 30, 2020, the Partnership had two revolving credit facilities available, which, as at such date, provided for borrowings of up to $366.6 million (December 31, 2019 – $378.2 million), of which $80.0 million (December 31, 2019 – $166.2 million) was undrawn. Interest payments are based on LIBOR plus a margin, where margins ranged from 1.40% to 2.25%. The amount available under the two revolving credit facilities will be reduced by $11.8 million during the remainder of 2020, $24.4 million in 2021 and $330.4 million in 2022, when both revolving credit facilities mature. The revolving credit facilities may be used by the Partnership to fund general partnership purposes. One of the revolving credit facilities is unsecured, while the other revolving credit facility is collateralized by first-priority mortgages granted on two of the Partnership’s vessels, together with other related security, and includes a guarantee from two of its subsidiaries of all outstanding amounts.

As at June 30, 2020, the Partnership had five U.S. Dollar-denominated term loans and bonds outstanding which totaled $916.1 million in aggregate principal amount (December 31, 2019 – $1.1 billion). Interest payments on the term loans are based on LIBOR plus a margin, where margins ranged from 0.30% to 3.25% and fixed interest payments on the bonds ranging from 4.11% to 4.41%. The five combined term loans and bonds require quarterly interest and principal payments and four have balloon or bullet repayments due at maturity. The term loans and bonds are collateralized by first-priority mortgages on the 16 Partnership vessels to which the loans relate, together with certain other related security. In addition, as at June 30, 2020, all of the outstanding term loans were guaranteed by either the Partnership or the ship-owning entities within the RasGas II Joint Venture, in which the Partnership has a 70% ownership interest.

The Partnership has Norwegian Krone (or NOK) 2.1 billion of senior unsecured bonds in the Norwegian bond market that mature through 2023 (December 31, 2019 – NOK 3.1 billion). As at June 30, 2020, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $213.0 million (December 31, 2019 – $347.2 million). The interest payments on the bonds are based on Norwegian Interbank Offered Rate (or NIBOR) plus a margin, where margins ranged from 4.60% to 6.00%. The Partnership has entered into cross currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 7.72% to 7.89% and the transfer of principal fixed at $248.5 million upon maturity in exchange for NOK 2.1 billion (see Note 11).

The Partnership has two Euro-denominated term loans outstanding, which as at June 30, 2020, totaled 136.4 million Euros ($153.2 million) (December 31, 2019 – 147.5 million Euros ($165.4 million)). Interest payments are based on the Euro Interbank Offered Rate (or EURIBOR) plus margins, where margins ranged from 0.60% to 1.95% as at June 30, 2020, and the loans require monthly and semi-annual interest and principal payments. The term loans have varying maturities through 2024. The term loans are collateralized by first-priority mortgages on two

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

of the Partnership vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

As at June 30, 2020, the RasGas II Joint Venture had a $0.4 million loan payable to its 30% non-controlling interest owner (December 31, 2019 – $3.3 million). The interest on the loan is based on LIBOR plus 1.0% and is payable on demand.

The weighted-average interest rates for the Partnership’s long-term debt outstanding as at June 30, 2020 and December 31, 2019 were 2.88% and 4.12%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 11).

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans and restricted cash, and the change in the valuation of the Partnership’s cross currency swaps, the Partnership incurred foreign exchange losses of $11.6 million and $7.2 million for the three months ended June 30, 2020 and 2019, respectively, and $6.9 million and $8.0 million for the six months ended June 30, 2020 and 2019, respectively.

The aggregate annual long-term debt principal repayments required subsequent to June 30, 2020 are $61.0 million (remainder of 2020), $405.2 million (2021), $373.1 million (2022), $202.0 million (2023), $102.1 million (2024) and $425.9 million (thereafter).

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum amount of leverage, and (d) certain of the Partnership’s subsidiaries maintain restricted cash deposits. As at June 30, 2020, the Partnership has three credit facilities with an aggregate outstanding loan balance of $380.0 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 115%, 120% and 135%, which as at June 30, 2020, were 218%, 138% and 192%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties, where available, or prepared by the Partnership based on second-hand sale and purchase market data. Since vessel values can be volatile, the Partnership’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Partnership sold any of the vessels. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership's subsidiaries are in default under their term loans or revolving credit facilities and, in addition, one of the term loans in the RasGas II Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As of the date these unaudited consolidated financial statements were issued, the Partnership was in compliance with all covenants relating to the Partnership’s credit facilities and other long-term debt.

9. Income Tax

The components of the provision for income taxes were as follows:

	Three Months Ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Current	1,131	(1,603)	(1,381)	(4,035)
Deferred	673	(146)	673	(292)
Income tax recovery (expense)	1,804	(1,749)	(708)	(4,327)

Included in the Partnership's current income tax recovery (expense) are provisions for uncertain tax positions relating to freight taxes. The Partnership does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Partnership reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include additional legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Partnership may change accordingly.

10. Related Party Transactions

a)     The following table and related footnotes provide information about certain of the Partnership's related party transactions for the periods indicated:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	Three Months Ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Voyage revenues (i)(iii)	9,200	12,233	18,177	20,794
Vessel operating expenses (i)(ii)	(1,337)	(2,452)	(2,733)	(5,267)
Time-charter hire expenses (iii)	(5,368)	(3,080)	(11,290)	(8,671)
General and administrative expenses (iv)	(3,787)	(4,170)	(7,585)	(8,324)
Equity income (v)	603	238	1,206	442

(i)
In September 2018, the Partnership’s FSU, the Bahrain Spirit, commenced its 21-year charter contract with the Bahrain LNG Joint Venture. Voyage revenues from the charter of Bahrain Spirit to the Bahrain LNG Joint Venture for the three and six months ended June 30, 2020 amounted to $7.2 million and $14.1 million, respectively ($7.7 million and $15.3 million for the three and six months ended June 30, 2019, respectively). In addition, the Partnership has an operation and maintenance contract with the Bahrain LNG Joint Venture and had an operating and maintenance subcontract with Teekay Marine Solutions (Bermuda) Ltd. (or TMS), an entity wholly-owned by Teekay Tankers Ltd., which is controlled by Teekay Corporation, relating to the LNG regasification terminal in Bahrain. The contract with TMS was terminated in August 2019 and such services are currently managed by the Partnership. The subcontractor fees from TMS for the three and six months ended June 30, 2019 of $1.0 million and $2.0 million, respectively, are included in vessel operating expenses in the Partnership's consolidated statements of income. Fees received in relation to the operation and maintenance contract from the Bahrain LNG Joint Venture for the three and six months ended June 30, 2020 were $2.0 million and $4.1 million, respectively ($2.0 million and $3.0 million for the three and six months ended June 30, 2019, respectively) and are included in voyage revenues in the Partnership's consolidated statements of income.

(ii)
The Partnership and certain of its operating subsidiaries have entered into service agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide to the Partnership and its subsidiaries crew training and technical management services. In addition, as part of the Partnership's acquisition of its ownership interest in the Pan Union Joint Venture in 2014, the Partnership entered into an agreement with a subsidiary of Teekay Corporation whereby Teekay Corporation's subsidiary provided, on behalf of the Partnership, shipbuilding supervision and crew training services for four LNG carrier newbuildings in the Pan Union Joint Venture, up to their delivery dates from 2017 to 2019. All costs incurred by these Teekay Corporation subsidiaries related to these services are charged to the Partnership and recorded as part of vessel operating expenses.

(iii)
Commencing in September 2018, the Partnership entered into an agreement with the MALT Joint Venture to charter in one of the MALT Joint Venture's LNG carriers, the Magellan Spirit (see Note 5b). The time-charter hire expenses charged for the three and six months ended June 30, 2020 were $5.4 million and $11.3 million, respectively ($3.1 million and $8.7 million for the three and six months ended June 30, 2019, respectively). In addition, in May 2019, the Partnership entered into an agreement with a subsidiary of Teekay Corporation to charter the Magellan Spirit until October 31, 2019. The Partnership recognized revenue of $2.5 million for the three and six months ended June 30, 2019 from this charter to Teekay Corporation.

(iv)
Includes administrative, advisory, business development, commercial and strategic consulting services charged by Teekay Corporation and reimbursements to Teekay Corporation and the Partnership's General Partner for costs incurred on the Partnership's behalf for the conduct of the Partnership's business.

(v)
During the three and six months ended June 30, 2020, the Partnership charged fees of $0.6 million and $1.2 million, respectively ($0.2 million and $0.4 million for the three and six months ended June 30, 2019, respectively) to the Yamal LNG Joint Venture relating to the successful bid process for the construction and chartering of six ARC7 LNG carriers. The fees are reflected in equity income in the Partnership’s consolidated statements of income.

b)    As at June 30, 2020 and December 31, 2019, non-interest-bearing advances to affiliates totaled $3.0 million and $5.1 million, respectively, and non-interest-bearing advances from affiliates totaled $18.3 million and $7.0 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under common control with the Partnership.

c)    The Partnership entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provided the Partnership with shipbuilding and site supervision services related to certain LNG carrier newbuildings the Partnership had ordered, which services ended when the Partnership's last wholly-owned LNG newbuilding carrier delivered in January 2019. These costs were capitalized and included as part of vessels and equipment in the Partnership’s consolidated balance sheets. For the six months ended June 30, 2019, the Partnership incurred shipbuilding and site supervision costs of $1.8 million.

d)    In December 2019, as part of dissolving certain of the Partnership's controlled subsidiaries as a result of a simplification transaction, the Partnership acquired the General Partner's 1% non-controlling interest in certain of the Partnership's subsidiaries for an amount initially estimated at $2.7 million. In April 2020, the purchase price was finalized at $2.2 million.

e)    On May 11, 2020, Teekay Corporation and the Partnership eliminated all of the Partnership's incentive distribution rights, which were held by the General Partner, in exchange for 10.75 million newly-issued common units of the Partnership. This was treated as a non-cash transaction in the Partnership's consolidated statements of cash flows.

11. Derivative Instruments and Hedging Activities

The Partnership uses derivative instruments in accordance with its overall risk management policy.

Foreign Exchange Risk

From time to time, the Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at June 30, 2020, the Partnership was not committed to any foreign currency forward contracts.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

The Partnership entered into cross currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 8), and pursuant to these swaps, the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2021 and 2023, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at June 30, 2020.

		Floating Rate Receivable
Principal Amount NOK (in thousands)	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (Years)
1,200,000	146,500	NIBOR	6.00%	7.72%	(24,681)	1.3
850,000	102,000	NIBOR	4.60%	7.89%	(21,498)	3.2
					(46,179)

Interest Rate Risk

The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt. As at June 30, 2020, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Swap Rate (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	112,500	(22,910)	8.5	5.2%
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	16,067	(278)	1.1	2.8%
U.S. Dollar-denominated interest rate swaps (iii) (iv)	LIBOR	150,256	(6,562)	4.2	1.4%
U.S. Dollar-denominated interest rate swaps (iii) (iv)	LIBOR	307,632	(30,170)	2.0	3.5%
U.S. Dollar-denominated interest rate swaps (iv)	LIBOR	166,376	(14,601)	6.5	2.3%
EURIBOR-Based Debt:
Euro-denominated interest rate swaps	EURIBOR	70,220	(6,967)	3.2	3.9%
			(81,488)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at June 30, 2020, ranged from 0.30% to 3.25%.

(ii)	Principal amount reduces semi-annually.

(iii)	These interest rate swaps are subject to mandatory early termination in 2021 and 2024 whereby the swaps will be settled based on their fair value at that time.

(iv)	Principal amount reduces quarterly.

As at June 30, 2020, the Partnership had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Partnership’s consolidated balance sheets. As at June 30, 2020, these interest rate swaps and cross currency swaps had an aggregate fair value asset of $nil (December 31, 2019 – $2.2 million) and an aggregate fair value liability of $104.8 million (December 31, 2019 – $74.6 million). As at June 30, 2020, the Partnership had $23.3 million (December 31, 2019 – $14.3 million) on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and long-term on the Partnership's consolidated balance sheets.

Credit Risk

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard &

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The following table presents the classification and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

	Accounts receivable $	Current portion of derivative assets $	Derivative assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at June 30, 2020
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	—	(63)	(3,085)	(11,453)
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	—	—	—	(3,399)	(25,917)	(37,571)
Cross currency swap agreements	—	—	—	(872)	(5,995)	(39,312)
	—	—	—	(4,334)	(34,997)	(88,336)
As at December 31, 2019
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	—	(12)	(837)	(3,475)
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	21	355	1,834	(2,821)	(14,758)	(28,544)
Foreign currency forward contracts	—	—	—	—	(202)	—
Cross currency swap agreements	—	—	—	(456)	(22,661)	(18,987)
	21	355	1,834	(3,289)	(38,458)	(51,006)

Realized and unrealized losses relating to non-designated interest rate swap agreements, foreign currency forward contracts and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized loss on non-designated derivative instruments in the Partnership’s consolidated statements of income. The effect of the (loss) gain on these derivatives on the Partnership’s consolidated statements of income is as follows:

	Three Months Ended June 30,
	2020			2019
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	(3,662)	(4,854)	(8,516)	(2,392)	(5,333)	(7,725)
Foreign currency forward contracts	—	—	—	—	(101)	(101)
	(3,662)	(4,854)	(8,516)	(2,392)	(5,434)	(7,826)

	Six Months Ended June 30,
	2020			2019
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	(6,573)	(22,375)	(28,948)	(4,777)	(9,525)	(14,302)
Foreign currency forward contracts	(241)	202	(39)	—	(101)	(101)
Toledo Spirit time-charter derivative	—	—	—	—	(40)	(40)
	(6,814)	(22,173)	(28,987)	(4,777)	(9,666)	(14,443)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

Realized and unrealized gains (losses) relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange loss in the Partnership’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Partnership's consolidated statements of income is as follows:

	Three Months Ended June 30,
	2020			2019
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross currency swap agreements	(1,430)	45,881	44,451	(1,087)	(139)	(1,226)
Cross currency swap agreements maturity	(33,844)	—	(33,844)	—	—	—
	(35,274)	45,881	10,607	(1,087)	(139)	(1,226)

	Six Months Ended June 30,
	2020				2019
	Realized gains (losses)		Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$		$	$	$	$	$
Cross currency swap agreements	(3,247)		(3,659)	(6,906)	(2,521)	(2,059)	(4,580)
Cross currency swap agreements maturity	(33,844)	—	—	(33,844)	—	—	—
	(37,091)		(3,659)	(40,750)	(2,521)	(2,059)	(4,580)

For the periods indicated, the following table presents the gains or losses on interest rate swap agreements designated and qualifying as cash flow hedges and their impact on other comprehensive loss (or OCI). The following table excludes any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity-accounted joint ventures.

Three Months Ended June 30, 2020		Three Months Ended June 30, 2019
Amount of Loss Recognized in OCI $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense $	Amount of Loss Recognized in OCI $	Amount of Gain Reclassified from Accumulated OCI to Interest Expense $
(1,055)	(482)	(4,570)	157

Six Months Ended June 30, 2020		Six Months Ended June 30, 2019
Amount of Loss Recognized in OCI $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense $	Amount of Loss Recognized in OCI $	Amount of Gain Reclassified from Accumulated OCI to Interest Expense $
(10,226)	(634)	(7,402)	408

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

12. Commitments and Contingencies

a) The Partnership’s share of commitments to fund equipment installation and other construction contract costs as at June 30, 2020 are as follows:

	Total $	Remainder of 2020 $	2021 $	2022 $
Certain consolidated LNG carriers (i)	41,626	4,058	22,917	14,651
Bahrain LNG Joint Venture (ii)	11,351	11,351	—	—
	52,977	15,409	22,917	14,651

(i)
In June 2019, the Partnership entered into an agreement with a contractor to supply equipment on certain of the Partnership's LNG carriers in 2021 and 2022, for an estimated installed cost of $58.1 million. As at June 30, 2020, the estimated remaining cost of this installation was $41.6 million.

(ii)
The Partnership has a 30% ownership interest in the Bahrain LNG Joint Venture which has an LNG receiving and regasification terminal in Bahrain. As at June 30, 2020, the Partnership's proportionate share of the estimated remaining cost of $11.4 million relates to the final construction installment on the LNG terminal. The Bahrain LNG Joint Venture has remaining debt financing of $24 million, which is undrawn, of which $7 million relates to the Partnership's proportionate share of the construction commitments included in the table above.

b)     The Partnership owns 70% of the Tangguh Joint Venture, which is a party to operating leases whereby the Tangguh Joint Venture is leasing the Tangguh Hiri and Tangguh Sago LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The amounts referenced in Note 5b do not include the Partnership’s minimum charter hire payments to be paid and received under these leases, which are described in more detail in Item 18 – Financial Statements: Note 14 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2019. Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Tangguh Joint Venture is the lessee, the lessor claims tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. As at June 30, 2020, the carrying amount of this estimated tax indemnification obligation relating to the leasing arrangement through the Tangguh Joint Venture was $5.9 million (December 31, 2019 – $6.1 million) and is included as part of other long-term liabilities in the consolidated balance sheets of the Partnership.

c)     Management is required to assess whether the Partnership will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its consolidated financial statements. The Partnership had a working capital deficit of $271.7 million as at June 30, 2020. This working capital deficit includes $295.3 million related to scheduled maturities and repayments of long-term debt in the 12 months following June 30, 2020. Based on the Partnership’s liquidity at the date these unaudited consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, the dividends it expects to receive from its equity-accounted joint ventures and debt refinancings, the Partnership estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these unaudited consolidated financial statements.

13. Partnership Units and Net Income Per Common Unit

As at June 30, 2020, approximately 58.6% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 1.8% general partner interest, were held by subsidiaries of Teekay Corporation. All of the Partnership's outstanding Series A Cumulative Redeemable Perpetual Preferred Units (or the Series A Preferred Units) and Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series B Preferred Units) are held by the public.

On May 11, 2020, Teekay Corporation and the Partnership agreed to eliminate all of the Partnership's incentive distribution rights, which were held by the General Partner, in exchange for 10.75 million newly-issued common units of the Partnership. The common units were valued at $122.6 million, based on the prevailing unit price at the time of issuance. This transaction has decreased the General Partner’s equity by $2.3 million representing its 1.8% proportionate share of the cost to eliminate the incentive distribution rights. This transaction has increased the limited partners’ equity by $2.3 million representing the excess value of the common units issued over its 98.2% share of the cost to eliminate the incentive distribution rights. Subsequent to the elimination of the Partnership’s incentive distribution rights, the amount of net income (loss) attributable to the limited partners and General Partner is based on the limited partners' and General Partner’s respective ownership percentages. For information on how the General Partner’s and common unitholders’ interests in net income were calculated prior to May 11, 2020, please refer to Item 18 – Financial Statements: Note 16 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2019.

Net Income (Loss) Per Common Unit

Limited partners' interest in net income (loss) per common unit is determined by dividing net income (loss), after deducting the amount of net income attributable to the non-controlling interests, the General Partner’s interest and the distributions on the Series A and Series B Preferred Units by the weighted-average number of common units outstanding during the period. The computation of limited partners’ interest in net income per common unit - diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

limited partners’ interest in net loss per common unit - diluted does not assume such exercises as the effect would be anti-dilutive. The distributions payable on the Series A and Series B Preferred Units for the three and six months ended June 30, 2020 and 2019 were $6.4 million and $12.9 million, respectively.

	Three Months Ended June 30,
	2020	2019
	$	$
Limited partners' interest in net income for basic net income per common unit	37,796	9,810
Weighted average number of common units	82,197,665	78,603,636
Dilutive effect of unit-based compensation	64,570	81,901
Weighted average number of common units and common unit equivalents	82,262,235	78,685,537
Limited partner's interest in net income per common unit:
Basic	0.46	0.12
Diluted	0.46	0.12

	Six Months Ended June 30,
	2020	2019
	$	$
Limited partners' interest in net (loss) income for basic net (loss) income per common unit	(834)	24,698
Weighted average number of common units	79,629,623	78,600,342
Dilutive effect of unit-based compensation	—	81,921
Weighted average number of common units and common unit equivalents	79,629,623	78,682,263
Limited partner's interest in net (loss) income per common unit:
Basic	(0.01)	0.31
Diluted	(0.01)	0.31

Common Unit Repurchases

In December 2018, the Partnership announced that the General Partner's Board of Directors had authorized a common unit repurchase program for the repurchase of up to $100 million of the Partnership's common units. During the three and six months ended June 30, 2020, the Partnership repurchased nil common units and 1.4 million common units, respectively, for $nil and $15.3 million, respectively, and associated general partnership interest of $nil and $0.3 million, respectively. For the three and six months ended June 30, 2019, the Partnership repurchased 0.2 million common units and 1.0 million common units, respectively, for $2.5 million and $11.8 million, respectively, and associated general partnership interest of $0.1 million and $0.2 million, respectively. Since the announcement of the common unit repurchase program, the Partnership has repurchased a total of 3.6 million common units for a total cost of $44.2 million. As at June 30, 2020, the remaining dollar value of units that may be purchased under the program is approximately $55.8 million.

14.	Restructuring Charges

In January 2019, the charterer, who was also the owner of the Toledo Spirit conventional tanker, sold the vessel to a third party. As a result of this sale, the Partnership returned the vessel to the owner and incurred seafarer severance payments of $0.8 million and $3.0 million for the three and six months ended June 30, 2019 which were presented as restructuring charges in the Partnership's consolidated statements of income. As at June 30, 2020 and December 31, 2019, the remaining balance of unpaid restructuring charges of $0.6 million is included in accrued liabilities in the Partnership's consolidated balance sheets.
15. Write-down of Vessels

In March 2020, the carrying values for six of the Partnership's seven wholly-owned multi-gas carriers (the Unikum Spirit, Vision Spirit, Pan Spirit, Cathinka Spirit, Camilla Spirit and Sonoma Spirit), were written down to their estimated fair values, using appraised values, primarily due to the lower near-term outlook for these types of vessels as a result of the economic environment at that time, as well as the Partnership receiving notification that the Partnership's commercial management agreement with a third-party commercial manager will dissolve in September 2020. The total impairment charge of $45.0 million is included in write-down of vessels for the six months ended June 30, 2020 in the Partnership's consolidated statements of income.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

16. Supplemental Cash Flow Information

a)The following is a tabular reconciliation of the Partnership's cash, cash equivalents and restricted cash balances for the periods presented in the Partnership's consolidated statements of cash flows.

	June 30, 2020	December 31, 2019	June 30, 2019	December 31, 2018
	$	$	$	$
Cash and cash equivalents	226,328	160,221	124,880	149,014
Restricted cash – current	11,544	53,689	48,869	38,329
Restricted cash – long-term	54,603	39,381	31,439	35,521
	292,475	253,291	205,188	222,864

The Partnership maintains restricted cash deposits relating to certain term loans, collateral for cross currency swaps (see Note 11), performance bond collateral and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

b)The sale of the Toledo Spirit by its owner in January 2019 resulted in the vessel being returned to its owner with the obligation related to finance lease being concurrently extinguished. As a result, the sale of the vessel and the concurrent extinguishment of the corresponding obligation related to the finance lease of $23.6 million for the six months ended June 30, 2019, was treated as a non-cash transaction in the Partnership's consolidated statements of cash flows.

17. Subsequent Events

On August 20, 2020, the Partnership priced, in the Norwegian bond market, NOK 1.0 billion in new senior unsecured bonds that mature in September 2025. The new bond issuance has an aggregate principal amount equivalent to approximately $112 million and all payments were swapped into a U.S. Dollar fixed-rate coupon of approximately 5.74%. The bond offering is expected to close in early-September 2020 and the Partnership intends to use the net proceeds of the new bond issuance for general partnership purposes. The Partnership will apply for listing of the new bonds on the Oslo Stock Exchange.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2020
PART I – FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in "Item 1 – Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 – Financial Statements" and with "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 – Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2019. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this Report to “we,” “us” and “our” and similar terms refer to Teekay LNG Partners L.P. and its subsidiaries.

OVERVIEW

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG). As of June 30, 2020, we had a fleet of 47 LNG carriers and 30 LPG/multi-gas carriers. Our ownership interests in these vessels range from 20% to 100%. In addition to our fleet, we have a 30% ownership interest in an LNG receiving and regasification terminal in Bahrain.

SIGNIFICANT DEVELOPMENTS IN 2020

Incentive Distribution Rights

On May 11, 2020, we and Teekay Corporation agreed to eliminate all of our incentive distribution rights, which were held by Teekay GP (or the General Partner), in exchange for 10.75 million newly-issued common units. The terms of the transaction were approved on behalf of our conflicts committee and the board of directors of the General Partner. The conflicts committee, which is comprised of independent members of the board of directors of the General Partner, retained independent legal and financial advisors to assist it in evaluating and negotiating the transaction. Following the completion of this transaction on May 11, 2020, Teekay Corporation now owns approximately 36 million of our common units and remains the sole owner of the General Partner, which together represents an economic interest of approximately 42% in us.

Quarterly Distributions
As part of a balanced capital allocation strategy, we increased our quarterly cash distributions on our common units by 32% in 2020 from $0.19 per common unit to $0.25 per common unit commencing with the quarterly distribution paid in May 2020.

Common Unit Repurchase Program

In December 2018, we announced that our General Partner's Board of Directors had authorized a common unit repurchase program for the repurchase of up to $100 million of our common units. During the three months and six month ended June 30, 2020, we repurchased nil common units and 1.4 million common units for $nil and $15.3 million, respectively, and associated general partnership interest of $nil and $0.3 million, respectively. As at August 26, 2020, the remaining dollar value of units that may be purchased under the program is approximately $55.8 million.

Commercial Management Agreement for Multi-gas Vessels

We received notice from our third-party commercial manager (or the Manager), which commercially manages our seven wholly-owned multi-gas vessels, that it will dissolve the pool in which these seven multi-gas vessels are being managed, effective September 2020, in accordance with its rights in the commercial management agreement. This notice, along with the lower near-term outlook for these types of vessels that resulted from the economic environment at that time, impacted our assessment of the expected earnings for these vessels which resulted in a write-down of six of our multi-gas carriers in March 2020 - see "Item 1 – Financial Statements: Note 15 – Write-down of Vessels".

In July 2020, we entered into a new commercial management agreement with the Manager to commercially manage our seven wholly-owned multi-gas vessels for a two-year term effective September 2020, after the dissolution of the current pool arrangement.

Charter Contracts for MALT LNG Carriers

In May 2019, our 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture) secured one-year, fixed-rate charter contracts on the Arwa Spirit and Marib Spirit, which commenced in June and July 2019, respectively. During April and May 2020, the MALT Joint Venture secured the following charter contracts: a one-year, fixed-rate charter contract, with a one-year option, for the Arwa Spirit which commenced in May 2020 after its previous charter contract ended; and a six-month charter contract for the Marib Spirit which commenced in June 2020 after its prior charter contract ended. The MALT Joint Venture also secured an eight-month charter contract for the Methane Spirit, which commenced in July 2020, after its previous charter contract ended.

Awilco LNG ASA Purchase Obligations

On January 3 and January 7, 2020, Awilco LNG ASA repurchased the WilPride and WilForce LNG carriers, respectively, and paid us the associated vessel purchase obligations, deferred hire amounts and interest on deferred hire amounts totaling over $260 million relating to these two vessels. We used the proceeds from the sales to repay $157 million of term loans that were collateralized by these vessels and to fund working capital requirements.

LNG Receiving and Regasification Terminal in Bahrain

In November 2019, our joint venture with National Oil & Gas Authority (or NOGA), Gulf Investment Corporation and Samsung C&T (or the Bahrain LNG Joint Venture), in which we have a 30% interest, completed the mechanical construction and commissioning of the LNG receiving and regasification terminal in Bahrain. The project began receiving terminal use payments in January 2020 under its terminal use agreement with NOGA which ends February 2039.

Novel Coronavirus (COVID-19) Pandemic
The novel coronavirus pandemic is dynamic, and its ultimate scope, duration and effects on us, our customers and suppliers and our industry are uncertain.

COVID-19 has resulted and may continue to result in a significant decline in global demand for LNG, LPG and crude oil. As our business primarily is the transportation of LNG and LPG on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. However, as our business model is to employ our vessels primarily on long-term, fee-based charter contracts, we do not expect any significant near-term impact on our results of operations or financial condition absent, among other things, customer defaults or crew health issues.

In the first half of 2020, we did not experience any material business interruptions or negative impact on our cash flows as a result of the COVID-19 pandemic, other than it being a contributing factor to the write-down of six of our multi-gas vessels as described in "Item 1 - Financial Statements: Note 15 - Write-down of Vessels" accompanying this Report. We are monitoring the potential impact of the pandemic on us, including monitoring counterparty risk associated with our vessels under contract, and have introduced a number of measures to protect the health and safety of our crews on our vessels, as well as our onshore staff.

Effects of the current pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for LNG and LPG; operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies and (c) maintenance, modifications or repairs to, or drydocking of, our existing vessels due to worker health or other business disruptions; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; potential disruptions, delays or cancellations in the construction of new LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which could reduce our future growth opportunities; and potential deterioration in the financial condition and prospects of our customers or business partners.

Although disruption and effects from the novel coronavirus pandemic may be temporary, given the dynamic nature of these circumstances, the duration of any potential business disruption and the related financial impact cannot be reasonably estimated at this time, but could materially affect our business, results of operations and financial condition.

IMO 2020 Low Sulfur Fuel Regulation
Effective January 1, 2020, the International Maritime Organization (or IMO) imposed a 0.50% m/m (mass by mass), global limit for sulfur in fuel oil used onboard ships. To comply with this new regulatory standard, ships may utilize different fuels containing low or zero sulfur or utilize exhaust gas cleaning systems, known as “scrubbers”. To date, we have not installed any scrubbers on our existing fleet, but we have taken and continue to take steps to comply with the 2020 sulfur limit. Detailed plans to address this changeover have been successfully implemented. In addition, we communicated with our charterers in seeking to promote the use of LNG as the primary fuel whenever possible. All charterers accepted the rationale as a logical means of compliance. Vessels are supplied with compliant low sulfur heavy fuel oil and low sulfur marine gas oil which are used as pilot fuels, maneuvering or heel out situations, or in the case of heavy fuel oil only vessels, as the primary fuel. Under time charters, as both the LNG and compliant fuel is supplied by the charterers, there has been minimal impact on net voyage revenues for our LNG fleet.

RESULTS OF OPERATIONS

Summary of Consolidated Income from Vessel Operations

Our consolidated income from vessel operations decreased to $91.3 million for the six months ended June 30, 2020, compared to $144.0 million in the same period of the prior year. The primary reasons for this decrease are reflected in the table below and described following the table:

•	a decrease of $45.0 million due to a write-down of six multi-gas carriers during the first quarter of 2020;

•
a decrease of $9.0 million due to higher performance claims on certain of our LNG carriers, lower rate earned for the Bahrain Spirit in 2020 and lower rate earned on the redeployment of the Magellan Spirit in May 2019; and

•	a decrease of $8.8 million due to the sales of the Toledo Spirit, Alexander Spirit, WilPride, and WilForce between January 2019 and January 2020;

partially offset by:

•	an increase of $8.7 million due to fewer off-hire days for scheduled dry dockings and unscheduled repairs for certain vessels; and

•	an increase of $1.6 million due to the delivery of the Yamal Spirit in January 2019 and higher charter rates earned for the certain of the Partnership's vessels in 2020.

Summary of Equity Income

Our equity income from equity-accounted joint ventures increased to $32.5 million for the six months ended June 30, 2020, compared to $7.3 million in the same period of the prior year. The primary reasons for this increase are reflected in the table below and described following the table:

•
an increase of $28.4 million due to the delivery of four ARC7 LNG carrier newbuildings, the Nikolay Yevgenov, the Vladimir Voronin, the Georgiy Ushakov and the Yakov Gakkel in June 2019, August 2019, November 2019, and December 2019, respectively, delivery of the Pan Africa in January 2019 and the commencement of the terminal use agreement of the Bahrain Joint Venture in January 2020; and

•	an increase of $20.2 million due to higher charter rates earned by certain vessels in the MALT Joint Venture and Exmar LPG Joint Venture;

partially offset by:

•
a decrease of $25.1 million due to higher unrealized losses on non-designated interest rate swaps during the six months ended June 30, 2020 compared to the same period of the prior year and, upon the adoption of the new Accounting Standards Update, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13), credit loss provisions recognized in 2020.

Liquefied Natural Gas Segment

As at June 30, 2020, our liquefied natural gas segment fleet included 47 LNG carriers and one LNG regasification terminal in Bahrain, in which our interests ranged from 20% to 100%.

The following table compares our liquefied natural gas segment’s operating results, revenue days, calendar-ship-days and utilization for the three and six months ended June 30, 2020 and 2019, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2020 and 2019 to voyage revenues, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes the 23 LNG carriers as at June 30, 2020, compared to 25 LNG carriers as at June 30, 2019, that are accounted for under the consolidation method of accounting. A comparison of the results from vessels and assets accounted for under the equity method is described later in this section under "Equity Income".

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended June 30,		% Change
	2020	2019
Voyage revenues	137,822	141,833	(2.8)
Voyage expenses	(806)	(3,484)	(76.9)
Net voyage revenues	137,016	138,349	(1.0)
Vessel operating expenses	(24,599)	(23,146)	6.3
Time-charter hire expense	(5,368)	(3,080)	74.3
Depreciation and amortization	(30,566)	(33,139)	(7.8)
General and administrative expenses(1)	(7,251)	(5,051)	43.6
Income from vessel operations	69,232	73,933	(6.4)
Equity income	27,795	3,377	723.1
Operating Data:
Revenue Days (A)	2,086	2,205	(5.4)
Calendar-Ship-Days (B)	2,093	2,275	(8.0)
Utilization (A)/(B)	99.7%	96.9%

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Six Months Ended June 30,		% Change
	2020	2019
Voyage revenues	270,392	279,655	(3.3)
Voyage expenses	(1,835)	(4,722)	(61.1)
Net voyage revenues	268,557	274,933	(2.3)
Vessel operating expenses	(46,691)	(43,701)	6.8
Time-charter hire expense	(11,290)	(8,671)	30.2
Depreciation and amortization	(61,158)	(64,825)	(5.7)
General and administrative expenses(1)	(13,004)	(11,014)	18.1
Income from vessel operations	136,414	146,722	(7.0)
Equity income	27,977	10,870	157.4
Operating Data:
Revenue Days (A)	4,183	4,357	(4.0)
Calendar-Ship-Days (B)	4,196	4,495	(6.7)
Utilization (A)/(B)	99.7%	96.9%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied natural gas segment’s total calendar-ship-days decreased by 6.7% to 4,196 days for the six months ended June 30, 2020, from 4,495 days for the same period of the prior year as a result of the sale of the WilForce and WilPride LNG carriers in January 2020, partially offset by the delivery of the Yamal Spirit in January 2019. During the six months ended June 30, 2020, vessels in this segment were off-hire for 13 days for unscheduled repairs; compared to vessels in this segment being off-hire for 85 days for scheduled dry dockings, 31 days for unscheduled repairs and idle for 22 days for repositioning to other charters in the same period of the prior year. As a result, our utilization increased to 99.7% for the six months ended June 30, 2020, compared to 96.9% for the same period of the prior year.
Net Voyage Revenues. Net voyage revenues decreased by $1.3 million and $6.4 million for the three and six months ended June 30, 2020, respectively, compared to the same periods of the prior year, primarily as a result of:

•	decreases of $6.1 million and 12.2 million for the three and six months ended June 30, 2020, respectively, due to the sale of the WilForce and WilPride LNG carriers;

•
decreases of $1.5 million and $5.3 million for the three and six months ended June 30, 2020, respectively, due to increases in performance claims and potential claims on certain of the Partnership's LNG carriers; and

•
decreases of $0.5 million and $1.2 million for the three and six months ended June 30, 2020 as the Bahrain Spirit earned higher rates when it traded as an LNG carrier in 2019 prior to the completion of the mechanical construction and commissioning of the Bahrain LNG Joint Venture's LNG terminal in Bahrain in November 2019;

partially offset by:

•
increases of $6.5 million and $4.7 million for the three and six months ended June 30, 2020, respectively, due to 70 off-hire days between March and May 2019 for repositioning and a scheduled dry docking of the Magellan Spirit, net of lower rates earned on redeployment in May 2019;

•
an increase of $4.1 million for the six months ended June 30, 2020, due to the Galicia Spirit's scheduled dry dock for 37 days and the Madrid Spirit being off-hire for 20 days for unscheduled repairs during the first quarter of 2019; and

•
an increase of $3.4 million for the six months ended June 30, 2020, due to the delivery of the Yamal Spirit in January 2019 and higher fees received in relation to the operation and maintenance contract from the Bahrain LNG Joint Venture due to the completion of the mechanical construction and commissioning of the LNG terminal in Bahrain (offset in vessel operating expenses).

Vessel Operating Expenses. Vessel operating expenses increased by $1.5 million and $3.0 million for the three and six months ended June 30, 2020, respectively, compared to the same periods of the prior year, primarily as a result of an increase of $1.1 million due to repairs performed on the Bahrain Spirit and the Oak Spirit and an increase of $1.0 million during the first quarter of 2020, due to additional operating expenses incurred upon the completion of the mechanical construction and commissioning of the LNG terminal in Bahrain (offset in net voyage revenues).

Time-Charter Hire Expense. Time-charter hire expenses increased by $2.3 million and $2.6 million for the three and six months ended June 30, 2020, respectively, compared to the same periods of the prior year, primarily due to 70 off-hire days between March and May 2019 for repositioning and a scheduled dry docking of the Magellan Spirit.

Depreciation and Amortization. Depreciation and amortization decreased by $2.5 million and $3.6 million for the three and six months ended June 30, 2020, respectively, compared to the same periods of the prior year, primarily due to the sale of the WilForce and WilPride LNG carriers in January 2020, partially offset by the increase relating to the delivery of the Yamal Spirit in January 2019.

Equity Income. Equity income was $27.8 million and $28.0 million for the three and six months ended June 30, 2020 compared to $3.4 million and $10.9 million for the same periods of the prior year as set forth in the table below:

	Equity Income (Loss) from Equity-Accounted LNG Joint Ventures
(in thousands of U.S. Dollars except percentages)	Angola LNG Carriers	Bahrain LNG Joint Venture	Exmar LNG Carriers	MALT LNG Carriers	Pan Union LNG Carriers	RasGas III LNG Carriers	Yamal LNG Carriers	Total Equity Income(1)
Ownership Percentage	33%	30%	50%	52%	20-30%	40%	50%
Three months ended June 30, 2020	990	(1,198)	1,403	4,224	2,770	2,406	17,200	27,795
Three months ended June 30, 2019	386	(5,175)	955	(3,826)	2,660	2,743	5,634	3,377
Difference	604	3,977	448	8,050	110	(337)	11,566	24,418

	Equity Income (Loss) from Equity-Accounted LNG Joint Ventures
(in thousands of U.S. Dollars except percentages)	Angola LNG Carriers	Bahrain LNG Joint Venture	Exmar LNG Carriers	MALT LNG Carriers	Pan Union LNG Carriers	RasGas III LNG Carriers	Yamal LNG Carriers	Total Equity Income(1)
Ownership Percentage	33%	30%	50%	52%	20-30%	40%	50%
Six months ended June 30, 2020	511	(29,740)	2,199	9,673	6,373	5,716	33,245	27,977
Six months ended June 30, 2019	1,120	(10,636)	1,684	(3,062)	5,307	5,193	11,264	10,870
Difference	(609)	(19,104)	515	12,735	1,066	523	21,981	17,107

(1) Equity income for the three and six months ended June 30, 2020 includes unrealized losses on non-designated derivative instruments of $4.0 million and $25.4 million, respectively, and unrealized credit (gain) loss provision adjustment of $(0.4) million and $8.6 million, respectively. Equity income for the three and six months ended June 30, 2019 includes unrealized losses on non-designated derivative instruments of $4.3 million and $8.2 million, respectively.

	Equity-Accounted Joint Ventures - LNG Fleet Count
	Angola LNG Carriers	Bahrain LNG Joint Venture	Exmar LNG Carriers	MALT LNG Carriers	Pan Union LNG Carriers	RasGas III LNG Carriers	Yamal LNG Carriers	Total Number of Vessels
Number of vessels as at June 30, 2020	4	—	1	6	4	4	6	25
Number of vessels as at June 30, 2019	4	—	1	6	4	4	3	22
Bahrain LNG Joint Venture. The increase in equity loss of $19.1 million for the six months ended June 30, 2020 was primarily due to an increase in unrealized losses on its interest rate swaps due to a decrease in long-term LIBOR benchmark interest rates relative to the beginning of 2020 compared to the same period of the prior year and the recognition of a credit loss provision in 2020 upon adoption of a new accounting standard on January 1, 2020. This increase in equity loss for the six month ended June 30, 2020 was partially offset by an increase in operating income due to the commencement of the terminal use agreement in January 2020 which also explains the decrease in equity loss of $4.0 million for the three months ended June 30, 2020 as compared to the same period of the prior year.
MALT LNG Carriers. The increase in equity income of $8.1 million and $12.7 million for the three and six months ended June 30, 2020, respectively, was primarily due to the higher charter rates earned for the Arwa Spirit and Marib Spirit as the vessels commenced one-year, fixed-rate charter contracts in June and July 2019, respectively, as well as scheduled dry dockings and main engine overhauls for certain vessels during the same periods of the prior year.
Pan Union LNG Carriers. The increase in equity income of $1.1 million for the six months ended June 30, 2020 was primarily due to the delivery of Pan Africa in January 2019.
Yamal LNG Carriers. The increase in equity income of $11.6 million and $22.0 million for the three and six months ended June 30, 2020, respectively, was primarily due to the delivery of four of ARC7 LNG carrier newbuildings, the Nikolay Yevgenov, the Vladimir Voronin, the Georgiy Ushakov and the Yakov Gakkel in June 2019, August 2019, November 2019, and December 2019, respectively.
Liquefied Petroleum Gas Segment
As at June 30, 2020, our liquefied petroleum gas segment fleet included 23 LPG carriers, in which we own a 50% interest, and seven multi-gas carriers which are wholly-owned.

The following table compares our liquefied petroleum gas segment’s operating results, revenue days, calendar-ship-days and utilization for the three and six months ended June 30, 2020 and 2019, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2020 and 2019 to voyage revenues for those same periods, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes the seven multi-gas carriers that are accounted for under the consolidation method of accounting. A comparison of the results from vessels and assets accounted for under the equity method are described below under "Equity Income (Loss)".

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended June 30,		% Change
	2020	2019
Voyage revenues	10,383	8,858	17.2
Voyage expenses	(4,523)	(2,542)	77.9
Net voyage revenues	5,860	6,316	(7.2)
Vessel operating expenses	(3,808)	(3,630)	4.9
Depreciation and amortization	(1,063)	(2,030)	(47.6)
General and administrative expenses(1)	(632)	(345)	83.2
Income from vessel operations	357	311	14.8
Equity income (loss)	4,360	(1,639)	366.0
Operating Data:
Revenue Days (A)	611	637	(4.1)
Calendar-Ship-Days (B)	637	637	—
Utilization (A)/(B)	95.9%	100.0%

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Six Months Ended June 30,		% Change
	2020	2019
Voyage revenues	17,700	18,018	(1.8)
Voyage expenses	(5,811)	(7,212)	(19.4)
Net voyage revenues	11,889	10,806	10.0
Vessel operating expenses	(7,820)	(7,982)	(2.0)
Depreciation and amortization	(3,110)	(3,951)	(21.3)
General and administrative expenses(1)	(1,046)	(908)	15.2
Write-down of vessels	(45,000)	—	100.0
Loss from vessel operations	(45,087)	(2,035)	2,115.6
Equity income (loss)	4,551	(3,554)	228.1
Operating Data:
Revenue Days (A)	1,248	1,215	2.7
Calendar-Ship-Days (B)	1,274	1,267	0.6
Utilization (A)/(B)	98.0%	95.9%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
Our liquefied petroleum gas segment’s total calendar-ship-days increased to 1,274 days for the six months ended June 30, 2020, compared to 1,267 days for the same period of the prior year. During the six months ended June 30, 2020, vessels in this segment had 26 off hire days for a scheduled dry docking, compared to 52 days for scheduled dry dockings and repairs for the same period of the prior year. As a result, our utilization increased to 98.0% for the six months ended June 30, 2020, compared to 95.9% for the same period of the prior year.

Net Voyage Revenues. Net voyage revenues decreased by $0.4 million for the three months ended June 30, 2020 compared to the same period of the prior year, primarily due to the Camila Spirit being off-hire for 26 days for a scheduled dry docking. Net voyage revenues increased by $1.1 million for the six months ended June 30, 2020 compared to the same period of the prior year, primarily due to lower charter rates earned by the seven multi-gas carriers during the first quarter of 2019 as the vessels were transitioned to the Manager part way through the quarter; and as a result of 52 combined off-hire days for dry dockings and repairs during the first half of 2019 compared to only 26 off-hire days during the first half of 2020.

Write-down of Vessels. For the six months ended June 30, 2020, six of our seven wholly-owned multi-gas carriers (the Unikum Spirit, Vision Spirit, Pan Spirit, Cathinka Spirit, Camilla Spirit and Sonoma Spirit), were written down to their estimated fair values as described above in "Significant Developments in 2020 – Commercial Management Agreement for Multi-gas Vessels".

Equity Income (Loss). Equity income increased by $6.0 million and $8.1 million for the three and six months ended June 30, 2020, respectively, compared to the same periods of the prior year, from our 50% ownership interest in Exmar LPG BVBA (or the Exmar LPG Joint Venture), primarily due to: higher rates earned and fewer off-hire days during the first half of 2020 and a new vessel, the Sylvie, chartered in commencing in October 2019.

Conventional Tanker Segment

As at June 30, 2020, we have no conventional tankers, while as at June 30, 2019 our conventional tanker fleet included one Handymax product tanker. The Toledo Spirit Suezmax tanker was sold in January 2019 and the Alexander Spirit Handymax product tanker was sold in October 2019. The following table compares our conventional tanker segment’s operating results, revenue days, calendar-ship-days and utilization for the three and six months ended June 30, 2020 and 2019, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2020 and 2019 to voyage revenues for those same periods, the most directly comparable GAAP financial measure.

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended June 30,		% Change
	2020	2019
Voyage revenues	—	2,369	(100.0)
Voyage recoveries	—	3	(100.0)
Net voyage revenues	—	2,372	(100.0)
Vessel operating expenses	—	(681)	(100.0)
Depreciation and amortization	—	(169)	(100.0)
General and administrative expenses(1)	—	(271)	(100.0)
Restructuring charges	—	(818)	(100.0)
Income from vessel operations	—	433	(100.0)
Operating Data:
Revenue Days (A)	—	91	(100.0)
Calendar-Ship-Days (B)	—	91	(100.0)
Utilization (A)/(B)	—%	100.0%

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Six Months Ended June 30,		% Change
	2020	2019
Voyage revenues	—	5,131	(100.0)
Voyage recoveries	—	136	(100.0)
Net voyage revenues	—	5,267	(100.0)
Vessel operating expenses	—	(1,875)	(100.0)
Depreciation and amortization	—	(688)	(100.0)
General and administrative expenses(1)	—	(377)	(100.0)
Restructuring charges	—	(2,976)	(100.0)
Loss from vessel operations	—	(649)	(100.0)
Operating Data:
Revenue Days (A)	—	204	(100.0)
Calendar-Ship-Days (B)	—	204	(100.0)
Utilization (A)/(B)	—%	100.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Other Operating Results
General and Administrative Expenses. General and administrative expenses increased to $7.9 million and $14.1 million for the three and six months ended June 30, 2020, respectively, from $5.7 million and $12.3 million for the same periods in the prior year, primarily due to an increase in consulting fees related to the elimination of our incentive distribution rights as described above in "Significant Developments in 2020 – Incentive Distribution Rights".
Interest Expense. Interest expense decreased to $35.1 million and $71.8 million for the three and six months ended June 30, 2020, respectively, from $41.0 million and $83.2 million for the same periods of the prior year. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to finance leases. These changes were primarily the result of:

•
decreases of $2.3 million and $4.6 million for the three and six months ended June 30, 2020, respectively, as the proceeds from the sale of the WilForce and WilPride were used to the repay our term loans that were collateralized by these vessels;

•
decreases of $3.3 million and $4.2 million for the three and six months ended June 30, 2020, respectively, primarily due to a decrease in LIBOR in 2020 and principal repayments during 2019 and 2020; and

•	a decrease of $2.0 million for the six months ended June 30, 2020, relating to the extinguishment of debt issuance costs upon completion of the debt refinancing on the Sean Spirit in January 2019.
Interest Income. Interest income increased to $1.7 million and $4.1 million for the three and six months ended June 30, 2020, respectively, from $1.0 million and $2.0 million for the same periods of the prior year primarily due to interest earned from our loan to the Bahrain LNG Joint Venture, which was previously capitalized prior to the completion of the regasification terminal in Bahrain in November 2019.

Realized and Unrealized Loss on Non-designated Derivative Instruments. Net realized and unrealized losses on non-designated derivative instruments were $8.5 million and $29.0 million for the three and six months ended June 30, 2020, respectively, as compared to $7.8 million and $14.4 million in the same periods of the prior year. “Item 1 – Financial Statements: Note 11 – Derivative Instruments and Hedging Activities" contains a further breakdown of such amounts by type of derivative contract and whether such gains (losses) were realized or unrealized.

We enter into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce exposure to interest rate variability on certain of our outstanding U.S. Dollar-denominated and Euro-denominated floating rate debt. As at June 30, 2020 and 2019, we had interest rate swap agreements, excluding swap agreements held by our equity-accounted joint ventures, with aggregate average net outstanding notional amounts of approximately $829 million and $772 million, respectively, and with average fixed rates of 3.1% and 3.5%, respectively, for the respective six-month period then ended.

Three and Six months ended June 30, 2020

During the three months ended June 30, 2020, we recognized unrealized losses on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $8.1 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates relative to March 31, 2020, partially offset by a reclassification of $2.9 million of previously recognized unrealized losses to realized losses related to cash settlements of our interest rate swaps.

During the three months ended June 30, 2020, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from a reclassification of $0.8 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps partially offset by $0.5 million of unrealized losses due to decreases in long-term forward EURIBOR benchmark interest rates relative to March 31, 2020.

During the six months ended June 30, 2020, we recognized unrealized losses on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $28.6 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates relative to the beginning of 2020, partially offset by a reclassification of $5.0 million of previously recognized unrealized losses to realized losses related to cash settlements of our interest rate swaps.

During the six months ended June 30, 2020, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from a reclassification of $1.6 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps partially offset by $0.4 million of unrealized losses due to decreases in long-term forward EURIBOR benchmark interest rates relative to the beginning of 2020.

Three and six months ended June 30, 2019

During the three months ended June 30, 2019, we recognized unrealized losses on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $7.8 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to March 31, 2019, partially offset by a reclassification of $1.5 million of previously recognized unrealized losses to realized losses related to cash settlements of our interest rate swaps.

During the three months ended June 30, 2019, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from a reclassification of $0.9 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps and $0.1 million of unrealized gains relating to increases in long-term forward EURIBOR benchmark interest rates relative to March 31, 2019.

During the six months ended June 30, 2019, we recognized unrealized losses on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $13.8 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2019, partially offset by a reclassification of $3.0 million of previously recognized unrealized losses to realized losses related to cash settlements of our interest rate swaps.

During the six months ended June 30, 2019, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from a reclassification of $1.8 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $0.5 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates relative to the beginning of 2019.

Foreign Currency Exchange Loss. Foreign currency exchange losses were $11.6 million and $6.9 million for the three and six months ended June 30, 2020, respectively, compared to $7.2 million and $8.0 million for the same periods of the prior year. These foreign currency exchange losses were primarily due to the relevant period-end revaluation of our Norwegian Krone (or NOK)-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three months ended June 30, 2020, foreign currency exchange losses included unrealized losses on the revaluation of our NOK-denominated debt of $20.0 million, unrealized losses on the revaluation of our Euro-denominated and non-U.S. Dollar-denominated cash, restricted cash, working capital and debt of $2.3 million and realized losses on our cross currency swaps of $1.4 million. These losses were partially offset by unrealized gains on our cross currency swaps of $12.1 million.

For the six months ended June 30, 2020, foreign currency exchange losses included unrealized losses on our cross currency swaps of $37.4 million, realized losses on our cross currency swaps of $3.2 million and unrealized losses on the revaluation of our Euro-denominated and non-U.S. Dollar-denominated cash, restricted cash, working capital and debt of $0.3 million. These losses were partially offset by unrealized gains on the revaluation of our NOK-denominated debt of $34.0 million.

For the three months ended June 30, 2019, foreign currency exchange losses included unrealized losses on the revaluation of our NOK denominated debt of $3.9 million, unrealized losses on the revaluation of our Euro-denominated cash, restricted cash and debt of $2.1 million, realized losses on our cross currency swaps of $1.1 million and unrealized losses on our cross currency swaps of $0.1 million.

For the six months ended June 30, 2019, foreign currency exchange losses included unrealized losses on the revaluation of our NOK-denominated debt of $4.5 million, realized losses on our cross currency swaps of $2.5 million and unrealized losses on our cross currency swaps of $2.1 million. These losses were partially offset by net unrealized gains on the revaluation of our Euro-denominated cash, restricted cash and debt of $1.1 million.

Income tax recovery (expense). Income tax recovery (expense) was $1.8 million and ($0.7) million for the three and six months ended June 30, 2020, respectively, compared to $(1.7) million and $(4.3) million for the same periods of the prior year. The change in income tax recovery (expense) for the three and six months ended June 30, 2020, compared to the same periods of the prior year was primarily due to the utilization of tax loss carryforwards in the Tangguh Joint Venture, in which we have a 70% ownership interest, relating to the tax treatment of intangible assets upon adoption of the new lease standards and due to decreased voyages to taxable jurisdictions.

Other Comprehensive Loss. Other comprehensive loss was $8.2 million and $62.1 million for the three and six months ended June 30, 2020, respectively, compared to other comprehensive loss of $31.1 million and $53.3 million for the same periods of the prior year. We incurred other comprehensive loss for the three and six months ended June 30, 2020 and 2019 due to changes in the valuation of interest rate swaps accounted for using hedge accounting within the Teekay Nakilat Joint Venture, in which we own a 70% interest, and in certain of our equity-accounted joint ventures due to decreases in valuation of these hedge-accounted interest rate swaps as a result of a decrease in long-term forward LIBOR benchmark interest rates, relative to June 30, 2020, December 31, 2019, March 31, 2019 and December 31, 2018, respectively.
Liquidity and Cash Needs

Our business strategy is to employ a substantial majority of our vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. Our primary liquidity needs for the remainder of 2020 through 2021 include payment of operating expenses, dry-docking expenditures, the funding of general working capital requirements, scheduled repayments and maturities of long-term debt and obligations related to finance leases, debt service costs, committed capital expenditures, our quarterly distributions, including payments of distributions on our Series A and Series B Preferred Units and common units and funding any common unit repurchases we may undertake. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, proceeds from debt financings (see “Item 1 – Financial Statements: Note 17 – Subsequent Events”), dividends we expect to receive from our equity-accounted joint ventures, and, to a lesser extent, existing undrawn revolving credit facilities. For at least the one-year period following the date of this filing, we expect that our existing liquidity, combined with the cash flow we expect to generate from our operations and receive as dividends from our equity-accounted joint ventures, will be sufficient to finance the majority of our liquidity needs. Our remaining liquidity needs include the need to refinance or repay certain of our loan facilities maturing during the remainder of 2020 and 2021, which we expect to do. Our capital commitments as at June 30, 2020 are described in “Item 1 – Financial Statements: Note 12 – Commitments and Contingencies”.

Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financing and other debt, as well as our ability to raise debt or equity financing through public or private offerings.

Our revolving credit facilities, term loans and obligations related to finance leases are described in "Item 1 – Financial Statements: Note 5a – Chartered-in Vessels – Obligations related to Finance Leases" and "Item 1 – Financial Statements: Note 8 – Long-Term Debt". They contain covenants and other restrictions typical of debt financing secured by vessels, which restrict the vessel-owning or lessee subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or organizational structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into new lines of business. Certain of our credit facilities require us to maintain financial covenants. If we do not meet these financial covenants, the lender or lessor may limit our ability to borrow additional funds under our credit facilities and accelerate the repayment of our revolving credit facilities, term loans and obligations related to finance leases, which would have a significant impact on our short-term liquidity requirements. As at June 30, 2020, we had three facilities with an aggregate outstanding loan balance of $380.0 million that require us to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 115%, 120% and 135%, which as at June 30, 2020 were 218%, 138% and 192%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by the Partnership based on second-hand sale and purchase market data. Since vessel values can be volatile, our estimate of market value may not be indicative of either the current or future price that could be obtained if the related vessel was actually sold. As of the date these consolidated financial statements were issued, we were in compliance with all covenants relating to our credit facilities, term loans and finance leases. We also guarantee our proportionate share of certain loan facilities and obligations on interest rate swaps for our equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at June 30, 2020 was $1.4 billion. As of the date these consolidated financial statements were issued, our equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that we guarantee.

As at June 30, 2020, our consolidated cash and cash equivalents were $226.3 million, compared to $160.2 million at December 31, 2019. The change in cash and cash equivalents is explained in the "Cash Flows" section below. Our total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $306.3 million as at June 30, 2020, compared to $326.4 million as at December 31, 2019.

As at June 30, 2020, we had a working capital deficit of $271.7 million. This working capital deficit primarily arose from $295.3 million of long-term debt being classified as current at June 30, 2020 relating to scheduled debt maturities and repayments in the 12 months following June 30, 2020. Scheduled debt maturities includes $92.0 million of debt maturing in February 2021 and $90.7 million due by June 2021. As at June 30, 2020, we had available liquidity from undrawn revolving credit facilities of $80.0 million.

Cash Flows. The following table summarizes our cash flows for the periods presented:

(in thousands of U.S. Dollars)	Six months ended June 30,
	2020	2019
Net cash flow from operating activities	423,861	116,878
Net cash flow (used for) from financing activities	(375,845)	(36,424)
Net cash flow used for investing activities	(8,832)	(98,130)

Operating Cash Flows. Net cash flow from operating activities increased to $423.9 million for the six months ended June 30, 2020, from $116.9 million for the same period of the prior year, primarily due to: an increase in cash flows generated by receipts from sales-type leases upon the sale of the WilForce and WilPride in January 2020; the delivery of the Yamal Spirit in January 2019; timing of settlement of non-cash working capital; and fewer off-hire days in the six months of 2020 for scheduled dry dockings and repairs on certain vessels as compared to the same period of the prior year. These increases were partially offset by decreases in operating cash flows from the sale of the Toledo Spirit, Alexander Spirit, WilForce and WilPride between January 2019 and January 2020.

Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repair and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends received from equity-accounted investments, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period depending on the vessels’ maintenance schedule.

Our equity-accounted joint ventures are generally required to distribute all available cash to their owners. However, we do not have control over the operations of, nor do we have any legal claim to the revenue and expenses of our investments in our equity-accounted joint ventures. Consequently, the cash flow generated by our investments in equity-accounted joint ventures may not be available for use by us in the period that such cash flows are generated. The timing and amount of dividends distributed by our equity-accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements of the joint ventures, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures and/or as required under financing agreements.

Financing Cash Flows. Net cash flow used for financing activities increased to $375.8 million for the six months ended June 30, 2020, from $36.4 million for the same period of the prior year, primarily due to: a $484.8 million increase in debt prepayments and repayments, including $134.0 million for the repayment of bonds and settlement of associated cross currency swaps which matured in May 2020, the prepayment of debt collateralized by the WilForce and WilPride upon their sales in January 2020, and due to the refinancing of one of our revolving credit facilities in March 2020; $158.7 million of net proceeds we received from the sale-leaseback financing transaction for the Yamal Spirit during the first quarter of 2019; an $8.0 million increase in cash distributions paid as a result of increases in cash distributions to common units in May 2019 and May 2020; a $3.6 million increase in cash used to repurchase common units in 2020; and $2.2 million used to acquire the non-controlling interest in certain of our subsidiaries. These increases in cash used for financing activities during the six months ended June 30, 2020, were partially offset by a $318.8 million increase in net proceeds from the issuance of long-term debt.

Investing Cash Flows. Net cash flow used for investing activities decreased to $8.8 million for the six months ended June 30, 2020, compared to $98.1 million for the same period of the prior year, primarily due to a $73.7 million decrease in cash expenditures for vessels and equipment as a result of the delivery of the final wholly-owned LNG carrier newbuilding, the Yamal Spirit, in 2019 and due to equity injections of $15.6 million in the first half of 2019 to the Yamal LNG Joint Venture, primarily to fund project expenditures.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at June 30, 2020:

	Total	Remainder of 2020	2021	2022	2023	2024	Beyond 2024
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt:(1)
Scheduled repayments	447.3	47.9	71.4	58.9	55.2	52.1	161.8
Repayments at maturity	755.8	0.4	182.7	286.6	—	22.0	264.1
Commitments related to finance leases(1) (2)	1,811.4	69.9	138.6	137.0	135.5	132.0	1,198.4
Commitments related to operating leases(3)	255.8	23.9	47.6	34.9	23.9	23.9	101.6
Equipment and other construction contract costs(4)	53.0	15.4	22.9	14.7	—	—	—
Total U.S. Dollar-denominated obligations	3,323.3	157.5	463.2	532.1	214.6	230.0	1,725.9
Euro-Denominated Obligations(5)
Long-term debt(1)	153.2	12.7	26.4	27.6	58.5	28.0	—
Total Euro-denominated obligations	153.2	12.7	26.4	27.6	58.5	28.0	—
Norwegian Krone-Denominated Obligations(5)
Long-term debt(1)	213.0	—	124.7	—	88.3	—	—
Total Norwegian Krone-denominated obligations	213.0	—	124.7	—	88.3	—	—
Totals	3,689.5	170.2	614.3	559.7	361.4	258.0	1,725.9

(1)
Our interest-bearing obligations include bonds, commercial bank debt and obligations related to finance leases. Please read “Item 1 - Financial Statements: Note 5a - Chartered-in Vessels" and “Item 1 - Financial Statements: Note 8 - Long-Term Debt” for the terms upon which future interest payments are determined as well as “Item 1 - Financial Statements: Note 11 - Derivative Instruments and Hedging Activities" for a summary of the terms of our derivative instruments which hedge certain of our floating rate interest-bearing obligations.

(2)	Includes, in addition to lease payments, amounts we are required to pay to purchase the leased assets at the end of their respective lease terms.

(3)	We have corresponding leases whereby we are the lessor and expect to receive approximately $243.1 million under these leases from the remainder of 2020 to 2029.

(4)
The Bahrain LNG Joint Venture, in which we have a 30% ownership interest, has an LNG receiving and regasification terminal in Bahrain. The Bahrain LNG Joint Venture completed the mechanical construction and commissioning of the Bahrain terminal in late-2019 and began receiving terminal use payments in early-2020 under its 20-year agreement with NOGA. As at June 30, 2020, our 30% share of the estimated remaining costs included in the table above is $11.4 million, of which the Bahrain LNG Joint Venture has secured undrawn debt financing of $7 million related to our proportionate share.

In June 2019, the Partnership entered into an agreement with a contractor to supply equipment on certain of our LNG carriers in 2021 and 2022, for an estimated installed cost of $58.1 million. As at June 30, 2020, the estimated remaining costs of this installation was $41.6 million.

(5)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rates as of June 30, 2020.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity-accounted joint ventures are shown in “Item 18 – Notes to Consolidated Financial Statements: Note 7 – Equity-Accounted Joint Ventures” of our Annual Report on Form 20-F for the year ended December 31, 2019.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" of our Annual Report on Form 20-F for the year ended December 31, 2019, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates"

and "Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2019. Other than what has been disclosed in "Item 1 – Financial Statements: Note 2 – Accounting Pronouncements" and the "Credit Losses" section below, there have been no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

Credit Losses

In June 2016, the Financial Accounting Standards Board (or FASB) issued ASU 2016-13. ASU 2016-13 introduced a new credit loss methodology, which requires earlier recognition of credit losses, while providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaced multiple impairment methods under previous GAAP for these types of assets, which generally required that a loss be incurred before it was recognized. We adopted ASU 2016-13 on January 1, 2020.

A substantial majority of our exposure to potential credit losses relates to our direct financing and sales-type leases, including those within our equity-accounted joint ventures. See "Item 18 – Financial Statements: Note 3b – Financial Instruments" for a description of these direct financing and sales-type leases.

Judgments and Uncertainties. ASU 2016-13 gives entities the flexibility to select an appropriate method to measure the estimate of expected credit losses. That is, entities are permitted to use estimation techniques that are practical and relevant to their circumstances, as long as they are applied consistently over time and aim to faithfully estimate expected credit losses. We have determined the credit loss provision related to the lease receivable component of the net investment in direct financing and sales-type leases using an internal historical loss rate method. We concluded that using a loss rate method which is primarily based on internal historical data is inherently more representative than primarily using external data, which may include all industries, or all oil and gas or all marine transportation, which are not as comparable. In addition, a substantial majority of our customers are private single-purpose entities or subsidiaries or joint ventures of larger listed-entities that do not publish financial information nor do they have published credit ratings determined by credit rating agencies. In the limited circumstances where relevant and reliable external data is available and where judged to be appropriate, we have considered such data in making adjustments to our internally derived loss rate. Judgment is required to determine the applicability and reliability of the external data used. The credit loss provision for the residual value component is based on the current estimated fair value of the vessel as depreciated to the end of the charter contract as compared to the expected carrying value, with such potential gain or loss on maturity being included in the credit loss provision in increasing magnitude on a straight-line basis the closer the contract is to its maturity. Given the volatility in vessel values, the selection of the method to estimate the credit loss provision for the residual value component involves judgment.

In addition to the judgment used in selecting the methods to measure the credit loss provision, there is also judgment used in applying the methods. We have used judgment in determining whether or not the risk characteristics of a specific direct financing lease or sales-type lease at the measurement date are consistent with those used to measure the internal historical loss rate, and to determine whether we expect current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. In addition, judgment has been used to determine the internal historical loss rate, as it is based in part on estimates of the occurrence or non-occurrence of future events which will dictate the amount of recoveries earned or additional losses incurred associated with known losses incurred to date. Judgment has also been used to determine the adjustment required to the internal historical loss rate, in those circumstances where relevant and reliable external data was identified. Furthermore, the current estimated fair value of the vessels used in our estimate of expected credit losses for direct financing and sales-type leases has been determined based on second-hand market comparable values. Judgment is used when vessels sold are different in age, size and technical specifications compared to our vessels. Since vessel values can be volatile, our estimates may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.

Effect if Actual Results Differ from Assumptions. To the extent the methods, and judgments used in applying these methods, that we use to measure our estimate of expected credit losses results in a credit loss provision that is different from actual results, our credit loss provision at the end of each period and the change in the credit loss provision in each period will be different than what would have otherwise been. More specifically, if the judgments used in determining our adjusted historical loss rate for one or more direct financing and sales-type leases results in an adjusted historical loss rate that results in a credit loss provision that is lower (higher) than actual results, our earnings in one or more periods would be overstated (understated) and our total equity in one or more periods would be overstated (understated). In addition, if our estimates of the residual value of the vessels is understated (overstated) and actual results are higher (lower), our earnings in one or more periods may be understated (overstated) and our total equity in one or more periods would be understated (overstated).

Goodwill

At June 30, 2020, we had two reporting units with goodwill attributable to them. Based on conditions that existed at June 30, 2020, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled Forward-Looking Statements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and six months ended June 30, 2020 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	the expected scope, duration and effects of the novel coronavirus pandemic;

•	our expectations regarding the effects of the COVID-19 pandemic on our industry and business, including our liquidity;

•	the expected timing and completion of dry docking activities;

•
our liquidity needs, including our anticipated funds and sources of financing for liquidity and working capital needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least a one-year period;

•	the expected commencement of certain charter contracts;

•
the expected dissolution of the pool in which our seven wholly-owned multi-gas vessels are being managed, and the expected timing of commencement of the new commercial management agreement for these vessels;

•	the expected timing and cost relating to the additional equipment to be installed for certain of our LNG carriers;

•	expected exposure to interest rate volatility; and

•	expected interest payments.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, plan, intend or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: competitive factors in the markets in which we operate; changes in the financial stability of our charterers; changes in our expenses; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; our ability to secure charter contracts for our vessels; loss of any customer, time-charter contract or vessel; changes in production or price of LNG, LPG or oil; potential development of active short-term or spot LNG or LPG shipping markets; spot market rate fluctuations; our ability to fund our liquidity needs during the next 12 months, including our ability to access additional cash and capital; our and our joint ventures’ potential inability to raise financing, to refinance our or their debt maturities, or to purchase additional vessels; our exposure to interest rate and currency exchange rate fluctuations; conditions in the public equity and debt markets; political, governmental and economic instability in the regions and markets in which we operate; the application of sanctions to us or any of our counterparties or joint venture partners; LNG or LPG project delays or abandonment; the timing of the new commercial management agreement for our seven wholly-owned multi-gas vessels after our current agreement with the Manager ends; the duration and extent of the COVID-19 pandemic and any resulting effects on the markets in which we operate; the impact of the COVID-19 pandemic on our ability to maintain safe and efficient operations; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2019. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2020
PART I – FINANCIAL INFORMATION
ITEM 3 – CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

During the quarter ended June 30, 2020, we completed the implementation of a new global accounting system designed for greater system enablement and automation of the accounting and financial reporting processes. Although this implementation digitized certain accounting activities and allowed for enhanced capabilities within the accounting function, it did not significantly affect the overall controls and procedures followed by us in establishing internal controls over financial reporting. Other than this accounting system implementation, there have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended June 30, 2020, that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2020
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019, which could materially affect our business, financial condition or results of operations.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
None
Item 5 – Other Information
None
Item 6 – Exhibits
None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-190783) FILED WITH THE SEC ON AUGUST 22, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-220967) FILED WITH THE SEC ON OCTOBER 16, 2017

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-225584) FILED WITH THE SEC ON JUNE 12, 2018

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner

Date: August 26, 2020	By:	/s/ N. Angelique Burgess
N. Angelique Burgess
Secretary